 Exhibit 99.1
PSYENCE BIOMEDICAL LTD.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR
IN RESPECT OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF PSYENCE BIOMEDICAL LTD. TO BE HELD ON NOVEMBER 12, 2024
Dated as of October 23, 2024
Neither the NASDAQ nor any securities commission has in any way passed upon the merits of the shareholder proposals described herein and any representation to the contrary is an offence.

Dear Shareholders:
The directors of Psyence Biomedical Ltd. (“Psyence,” “ the “Company,” “we,” “us,” or “our”) cordially invite you to attend the annual and special meeting (the “Meeting”) of the shareholders of Psyence (the “Shareholders”) to be held in person at 1700 Broadway, 40th Floor, New York, NY 10019, on Tuesday, November 12, 2024 at 9:00 a.m. (New York time).
At the Meeting, you will be asked to consider and, if deemed appropriate, to pass, the following:
1.
to receive and consider the audited financial statements of the Corporation as at and for the year ended March 31, 2024, together with the report of the auditors thereon;

2.
the appointment of MNP LLP as the auditor of the Corporation and to authorize the directors to fix their remuneration;

3.
the election of directors of the Corporation;

4.
an ordinary resolution authorizing and approving the adoption of amendments to the Psyence Biomedical Ltd 2023 Equity Incentive Plan to (i) increase the number of shares reserved for issuance under the plan by 6,141,527 common shares, and (ii) allow for an automatic increase of the common shares available for issuance under the plan to an amount equal to 15% of the then issued and outstanding common shares of the Corporation; and

5.
a special resolution approving the proposed consolidation of the common shares of the Corporation;

The foregoing resolutions are referred to herein as the “Resolutions”.
The Board of Directors of the Corporation unanimously recommends that Shareholders vote in favor of the Resolutions at the Meeting for the reasons set out in this Circular. You are urged to read this information carefully and, if you require assistance, to consult your own legal, tax, financial or other professional advisor.
We hope that we will have the opportunity to welcome you to this year’s Meeting.
Sincerely,
/s/ Dr. Neil Maresky
Neil Maresky
Chief Executive Officer & Director

MANAGEMENT INFORMATION CIRCULAR
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
Dated October 23, 2024, except where otherwise noted
Solicitation of Proxies
This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Psyence Biomedical Ltd. (“Psyence,” the “Corporation,” “we,” “us,” or “our”) for use at the annual and special meeting (the “Meeting”) of shareholders (the “Shareholders”) to be held on Tuesday, November 12, 2024 at 1700 Broadway, 40th Floor, New York, NY 10019 at 9:00 a.m. (New York time), and at any adjournment(s) thereof. Solicitation of proxies will be primarily by mail and by our proxy solicitor Advantage Proxy, but may also be carried out by directors, officers, employees or agents of the Corporation personally, in writing, by telephone or by fax. All cost thereof will be borne by the Corporation. Management of the Corporation has therefore prepared this Circular and has sent it to those shareholders who are entitled to receive a notice of meeting.
Shareholders Entitled to Vote
Registered shareholders (“Registered Shareholders”) as at the close of business on October 10, 2024 (the “Record Date”), or the person or persons they appoint as their proxies, are entitled to attend and vote on all matters that may properly come before the Meeting in respect of which their vote is required. Each Shareholder of record at the close of business on the Record Date will be entitled to one vote for each common share of the Corporation, no par value (“Common Share”) held with respect to all matters proposed to come before the Meeting, or any adjournment or postponement thereof, and requiring a vote by Shareholders.
Registered Shareholders are entitled to vote at the Meeting, or any adjournment or postponement thereof, either in person or by proxy. Voting by proxy means that you are giving the person or persons named on your proxy form (your proxyholder) the authority to vote your Common Shares for you at the Meeting or any adjournment(s) or postponement(s) thereof.
Appointment of Proxies and Revocation of Proxies
The individuals named in the enclosed form of proxy will represent management of the Corporation at the Meeting. A Shareholder has the right to appoint a person or company (who need not be a Shareholder), other than the persons designated in the accompanying form of proxy, to represent the Shareholder at the Meeting. Such right may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy. A Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with Continental Stock Transfer and Trust Co., 1 State Street 30th Floor, New York, NY 10004 (“CST”) by 11:59 P.M. (New York time) on November 11, 2024 or, if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or deliver it to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the commencement of the Meeting. A proxy should be executed by the registered Shareholder or its attorney-in-fact duly authorized in writing or, if the registered Shareholder is a corporation, by an officer or attorney thereof duly authorized. Failure to properly complete or deposit a proxy may result in its invalidation.
A Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a Registered Shareholder who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by an instrument in writing executed in the same manner as a proxy and deposited to the attention of the Chief Financial Officer of the Corporation at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of such Meeting or any adjournment thereof and thereupon the proxy is revoked.

A Registered Shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.
If you are not a Registered Shareholder, please refer to the section below entitled “Advice to Beneficial Holders of Common Shares”.
Advice to Beneficial Shareholders of Common Shares
The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name and thus are considered non-registered Shareholders (referred to as “Beneficial Shareholders”). Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to Shareholders by a broker then, in almost all cases, those shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker or another similar entity (an “Intermediary”). Common Shares held in the name of an Intermediary can only be voted by the Intermediary (for or against resolutions or withheld) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares.
If you are a Beneficial Shareholder:
Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of the Meeting. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which instructions should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.
Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a form of proxy provided by the Corporation. The voting instruction form will name the same persons as the Corporation’s form of proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Corporation), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting — the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as a proxyholder should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and return the same to their Intermediary in accordance with the instructions provided by their Intermediary well in advance of the Meeting.
Non-registered holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as “non-objecting beneficial owners”. Those non-registered holders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as “objecting beneficial owners” (“OBOs”) .

This Circular and applicable proxy-related materials are being sent directly to non-objecting beneficial owners. The Corporation does not intend to pay for Intermediaries to deliver the Meeting materials. As a result, OBOs will not receive the Meeting materials unless their Intermediary assumes the costs of delivery.
Interest of Certain Persons or Companies in Matters to Be Acted Upon
Other than as described herein, the Corporation is not aware of: (i) any person who has been a director or executive officer of the Corporation at any time since the beginning of the last financial year; (ii) a nominee for election as a director of the Corporation at the Meeting; or (iii) any associate or affiliate of any such director or executive officer or nominee, who has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.
Use of Discretionary Power Conferred By the Proxies
Common Shares represented by proxies in favor of management nominees will be voted in accordance with the instructions of the Shareholder on any ballot that may be called for and, if a Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by proxy shall be voted accordingly. Where no choice is specified, the proxy will confer discretionary authority and will be voted FOR all matters proposed by management at the Meeting. The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the notice with respect to this Meeting and with respect to any other matters which may properly come before the Meeting in such manner as the nominee in his judgment may determine. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.
Voting Securities and Principal Holders of Voting Securities
The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value. As at the date hereof, 54,334,170 Common Shares without par value are issued and outstanding. Each Common Share carries the right to one vote at any ballot taken at any meeting of the shareholders. Only shareholders of record of the Corporation at the close of business on the Record Date or their duly authorized agents are entitled to attend and vote at the Meeting.
The following table sets forth information regarding the beneficial ownership of Common Shares on the date of this Circular, based on information obtained from the persons named below, by:
•
each person known by Psyence to be the beneficial owner of more than 5% of the outstanding Common Shares;

•
each of Psyence’s executive officers and directors; and

•
all of Psyence’s executive officers and directors as a group.

Unless otherwise indicated, Psyence believes that all persons named in the tables below have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Common Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Common Shares as to which the holder has sole or shared voting power or investment power and also any Common Shares which the holder has the right to acquire within 60 days of the date of this Circular through the exercise of any option, warrant, convertible security or other right.

Name of Beneficial Owner(1)	Number of Company Common Shares	% of Company Common Shares
5% Holders
Harraden Circle Investors GP, LLC	(2)	9.9%
Psyence Group Inc.	7,075,920	13.0%
Directors and Executive Officers	—	—
Dr. Neil Maresky	—	—
Warwick Corden-Lloyd	—	—
Jody Aufrichtig	—	—
Marc Balkin	—	—
Christopher (Chris) Bull	—	—
Dr. Seth Feuerstein	—	—
All Directors and Executive Officers as a group (six individuals)	—	—

Notes:
(1)
Unless otherwise noted, the business address of each of those listed in the table above is 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario M5H 2K1.

(2)
Harraden Circle Investors GP, LP (“Harraden GP”) is the general partner of each of Harraden Circle Investors, LP and Harraden Circle Special Opportunities, LP (together, the “Harraden Funds”). Harraden Circle Investors GP, LLC (“Harraden LLC”) is the general partner of Harraden GP. Harraden Circle Investments, LLC (“Harraden Adviser”) is investment manager to the Harraden Funds and other high net worth individuals. Frederick V. Fortmiller, Jr. is the managing member of each of Harraden LLC and Harraden Adviser. In such capacities, each of Harraden GP, Harraden LLC, Harraden Adviser and Mr. Fortmiller may be deemed to indirectly beneficially own the securities reported herein directly beneficially owned by Harraden Funds. The principal business address of each of the Harraden Funds, Harraden GP, Harraden LLC, Harraden Adviser and Mr. Fortmiller is 299 Park Avenue, 21st Floor, New York, NY 10171. Each of the Harraden Funds directly beneficially own (i) 500,000 Common Shares, and (ii) 575,000 warrants to purchase Common Shares at an exercise price of $11.50 per share and 250,000 warrants to purchase Common Shares at an exercise price of $0.50 per share, in each case, exercisable within 60 days of the date of this Circular. In addition, the Harraden Funds are each entitled to convert their respective Second Tranche Notes into up to an aggregate of 10,400,000 Common Shares, including 300% of the maximum number of Common Shares issued or issuable pursuant to the Second Tranche Notes. However, under the terms of the Second Tranche Notes, the Investors may not convert any of the Notes to the extent (but only to the extent) the Harraden Funds or any of their affiliates would beneficially own a number of our Common Shares which would exceed 9.99% of the outstanding shares of the Company.

The Business Combination
On January 25, 2024 (the “Closing Date”), the Corporation consummated the transactions contemplated by that certain Amended and Restated Business Combination Agreement, dated as of July 31, 2023 (as amended, the “Business Combination Agreement” and the transactions contemplated thereby, the “Business Combination”), by and among the Corporation, Newcourt Acquisition Corp. (“NCAC”), Newcourt SPAC Sponsor LLC (the “Sponsor”), Psyence Group Inc., a corporation organized under the laws of Ontario, Canada (“PGI”), Psyence (Cayman) Merger Sub, a Cayman Islands exempted company and a direct and wholly owned subsidiary of the Company (“Merger Sub”), Psyence Biomed Corp., a corporation organized under the laws of British Columbia, Canada (“Psyence Biomed Corp.”), and Psyence Biomed II Corp. (“Biomed II”). Pursuant to the Business Combination, at the effective time of the merger (the “Effective Time”) (i) PGI contributed Biomed II to the Corporation in a share for share exchange (the “Company Exchange”), (ii) following the Company Exchange, Merger Sub merged with and into NCAC (the “Merger”), with NCAC being the surviving company in the Merger, and each outstanding ordinary share of NCAC was converted into the right to receive one Common Share of the Corporation, and (iii) each outstanding warrant to purchase NCAC Class A Ordinary Shares was converted into a warrant to acquire one Common Share on substantially the same terms as were in effect immediately prior to the Closing Date under their terms.
Currency
All references to dollars or $ are in U.S. dollars unless otherwise noted.
PARTICULARS OF MATTERS TO BE ACTED UPON
Financial Statements
The shareholders will receive and consider the audited financial statements of the Corporation for the years ended March 31, 2024 and 2023, together with the auditor’s report hereon.
Appointment of Auditors
Management recommends the appointment of MNP LLP, Chartered Accountants (“MNP”), of Toronto, Ontario, as the auditor of the Corporation to hold office until the close of the next annual meeting of the Shareholders, or until their successor is appointed by the Board. MNP was appointed as the auditor of the Corporation on March 18, 2024, to replace the previous auditor of NCAC, Citrin Cooperman & Company, LLP.
Common Shares represented by proxies in favor of the management nominees will be voted FOR the appointment of MNP LLP, Chartered Accountants, as the auditor of the Corporation and authorizing the directors of the Corporation to fix their remuneration, unless a Shareholder has specified in his proxy that his Common Shares are to be withheld from voting on the appointment of the auditor.
Audit Fees
The aggregate fees billed by the Corporation’s external auditors for professional services rendered for the audit of the consolidated financial statements of the Corporation and its subsidiaries were $80,500 for the fiscal year ended March 31, 2024.
Audit Related Fees
The aggregate fees (including reimbursed expenses) billed by the Corporation’s external auditors for services related to the audit or review of the Corporation’s financial statements were $123,000 for the fiscal year ended March 31, 2024.
Tax Fees
The aggregate fees (including reimbursed expenses) billed by the Corporation’s external auditors for the preparation of corporate tax returns, tax compliance, tax advice and tax planning services were $nil in the fiscal year ended March 31, 2024.
All Other Fees
The aggregate fees, including expenses reimbursed, billed by the Corporation’s external auditors for services rendered to the Corporation and its subsidiaries, other than the services described above, were $nil in the fiscal year ended March 31, 2024.
Election of Directors
The articles of incorporation of the Corporation provide that the Board shall consist of a minimum of three and a maximum of ten directors. The directors have determined that there will be five persons elected to the Board at the Meeting.

Management proposes that each of the persons named below be nominated at the Meeting for re-election or election, as the case may be, as directors of the Corporation to serve, until the next annual meeting of Shareholders or until his or her successor is elected or appointed. Management does not contemplate that any of the nominees will be unable to serve as a director. However, if a nominee should be unable to so serve for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Common Shares represented by proxies in favor of management nominees will be voted FOR the election of all of the nominees whose names are set forth below, unless a Shareholder has specified in his proxy that his Common Shares are to be withheld from voting on the election of directors.
The following table and the notes below state the names of all persons to be nominated for election as directors, all other positions or offices with the Corporation now held by them, their principal occupations of employment for the previous five years, the year in which they became directors for the Corporation, their ages. As of the date hereof, none of the nominees beneficially own any Common Shares.
Common Shares represented by proxies in favor of the management nominees will be voted FOR the appointment of each of the nominees as a director of the Corporation, unless a Shareholder has specified in his proxy that his Common Shares are to be withheld from voting for any or all of the nominees(1).
Name, Province, Country of Residence & Position(s)	Principal Occupation Business or Employment for Last Five Years	Date Elected or Appointed as Director	Shares Beneficially Owned or Controlled(1)
Jody Aufrichtig, Cape Town, South Africa – Chairman of the Board and Strategic Business Development Officer	Has served as Chairman of the Board and Strategic Business Development Officer of the Corporation since January 25, 2024 and in the same position at PGI since May 2020. Previously Managing Director of Canopy Growth Africa and founder of multiple award-winning businesses.	January 25, 2024	—
Dr. Neil Maresky, Ontario, Canada – Chief Executive Officer and Director	Has served as Chief Executive Officer of the Corporation since January 25, 2024 and Director since June 29, 2023. Served as the Chief Executive Officer and Director of PGI from July 1, 2021, until his resignation in March 2024 and as Vice President of Scientific Affairs at AstraZeneca Canada until 2021.	June 29, 2023 (Director), January 25, 2024 (CEO)	—
Marc Balkin, Cape Town South Africa – Director (1)(2)(3)(5)(6)	Has served as a director of the Corporation since January 25, 2024. Previously served as Chief Executive Officer and as a director of Newcourt Acquisition Corp from March 2021 until January 25, 2024. He is the founder of Balkin and Co., an advisory firm, since 2015 and currently serves as a partner at DiGame, a growth fund focused on Africa and the Middle East	January 25, 2024	—
Christopher (Chris) Bull,London, UK, Director(1)(3)(4)(5)	Has served as a director of the Corporation since January 25, 2024 and as a Strategic Advisor of PGI since December 2022. He currently serves as the Chairman and a director of Knife Capital, a venture capital firm and as an investor, founder and advisor to various companies in Europe and North America	January 25, 2024	—

Name, Province, Country of Residence & Position(s)	Principal Occupation Business or Employment for Last Five Years	Date Elected or Appointed as Director	Shares Beneficially Owned or Controlled(1)
in the pharmaceuticals, biotechnology and technology sectors.
Dr. Seth Feuerstein, Connecticut, USA – Director(1)(3)(5)	Has served as a director of the Corporation since January 25, 2024 and as Founder and CEO of Oui Therapeutics, Inc. since 2019. Dr. Feuerstein also serves as a senior advisor/Highly Qualified Expert for the U.S. Department of Defense and as an Executive Director of the Center for Digital Health, Innovation, and excellence at Yale University. Dr. Feuerstein has also served as the Faculty Advisory for Innovation in Healthcare at Yale School of Medicine since 2004.	January 25, 2024	—

(1)
Audit Committee Member

(2)
Audit Committee Chair and Audit Committee Financial Expert

(3)
Compensation Committee Member

(4)
Compensation Committee Chair

(5)
Nominating and Corporate Governance Committee Member

(6)
Nominating and Corporate Governance Committee Chair

Executive Officers
Jody Aufrichtig, age 51, has served as Strategic Business Development Officer and Chairman of the Board since January 25, 2024, and a director of PGI since May 21, 2020. He has served in the same roles at PGI since May 21, 2020. Mr. Aufrichtig is a chartered accountant (former Ernst & Young) and experienced entrepreneur with extensive experience in emerging markets and private equity. Mr. Aufrichtig is the founder of MindHealth Biomed Corp, the predecessor company prior to the formation and listing of PGI and has built multiple award-winning businesses and created substantial shareholder value in aviation, medical cannabis, commercial and residential property, private equity, tourism, leisure and other industries. Prior to founding MindHealth Biomed Corp, he was the Managing Director of Canopy Growth Africa (a wholly owned subsidiary of Canopy Growth Corporation (NYSE: CGC / TSX: WEED)) from May 2018 until he led a management buyout of the African operations in April 2020. Mr. Aufrichtig founded Daddy Cann Lesotho (Pty) Limited in July 2017 and was granted a license by the Ministry of Health (Lesotho) to cultivate, manufacture, supply, hold, import, export and transport cannabis. Daddy Cann Lesotho (Pty) Limited was subsequently acquired by Canopy Growth Corporation in May 2018. In 2000, Mr. Aufrichtig co-founded Indigo Properties, a business focused on commercial and residential property, aviation, tourism and leisure. Mr. Aufrichtig holds a Bachelor of Accounting and a Bachelor of Accounting Honours from the University of Cape Town (South Africa) and is registered with the South African Institute of Chartered Accountants. He completed his articles at Ernst & Young He is well-qualified to serve as a director because of his extensive commercial and corporate experience in a broad variety of areas including finance and mergers and acquisitions and has served as a director and chairman of other publicly traded companies.
Dr. Neil Maresky, age 60, has served as Chief Executive Officer since January 25, 2024 and director since June 29, 2023. Dr. Maresky also served as PGI’s chief executive officer and director from July 1, 2021 until his resignation in March 2024. Dr. Maresky brings more than 25 years of enterprise leadership and biopharmaceutical expertise and currently oversees the strategy and operations of Psyence. From 2010 to 2021, Dr. Maresky spent more than a decade at AstraZeneca Canada as Vice President of Scientific Affairs. Dr. Maresky is a South African trained doctor where he was trained in emergency room medicine and cardiology, and practiced as a family physician. In the mid-1990s, Dr. Maresky emigrated to Canada and began his career in the pharmaceutical industry. During the course of his career, Dr. Maresky has positively impacted the health of millions of patients across Canada. He has held various executive leadership positions in “Big Pharma”, including leading research and development and driving scientific strategy at Bayer Pharmaceuticals (1998-2002) as well as Wyeth Pharmaceuticals (2002-2008), where he was interim President and general manager in 2008. With extensive experience and relationships with academic institutions, health authorities and decision-making bodies across Canada, Dr. Maresky has contributed to many innovative medical therapies and technologies, including over 50 approvals of new medicines and new indications. One of Dr. Maresky’s most recent achievements was the approval of the AstraZeneca Covid-19 vaccine by Health Canada. Dr. Maresky holds a Medical Degree M.B.,B.Ch. from the University of Witwatersrand (South Africa, 1987). Dr. Maresky is an experienced research scientist and entrepreneur, and has experience in both big pharma and technology driven startups, both at the board and operating levels, in a broad variety of areas.
Marc Balkin, age 50, has served as a director of the Company since January 25, 2024. He served as the Chief Executive Officer and served as a member of the board of directors of Newcourt Acquisition Corp (the special purpose acquisition company with which Psyence merged in January 2024) (“NCAC”) from March 2021 until January 25, 2024. Mr. Balkin is a founder of Balkin and Co, an advisory firm that has advised private equity firms and family offices on mergers, acquisitions and investments in Africa since 2015. Clients have included HP Bet (part of the family office of Dr. Hasso Plattner, a founder and current Chairman of SAP), Omidyar Network (part of the family office of Pierre Omidyar, the founder of eBay) and Rand Merchant Bank. Prior to founding Balkin and Co, Mr. Balkin was the Managing Partner of Hasso Plattner Ventures Africa, a Venture Fund in which Dr. Plattner was the key limited partner. Mr. Balkin also held responsibility for managing the Emerging Market portfolio of private equity and venture capital assets of Dr. Plattner’s family office. Mr. Balkin is currently a partner at DiGame, a growth fund focused on Africa and the Middle East in which the key investor is Abu Dhabi Investment Counsel (“ADIC”). Mr. Balkin represents DiGame on the board of direct-to-consumer asset manager 10X Investments. Since 2004, Mr. Balkin has served on and chaired a range of venture capital and private equity fund investment committees as the representative of the limited partners or investors. These include Enablis, First National Bank Vumela Fund, Telkom Future Makers and Alithea IDF. Between 2000 and 2007, Mr. Balkin was the founding partner of O2 Capital, a private equity fund manager for the Msele Nedventures Fund. The LPs in the fund included a range of development finance institutions such as Proparco (France), DEG (Germany) and IDC (South Africa) and the fund invested primarily in technology businesses in South Africa. Mr. Balkin obtained his BA in 1995 and his LLB in 1997 from University of Witwatersrand in Johannesburg. He is well-qualified to serve as a director because of his experience at board and committee level as well as his legal, finance and financial markets background.
Chris Bull, age 56, has served as a director of the Company since January 25, 2024 and has served as a strategic advisor of PGI since December 2022. Chris is a qualified chemical engineer, attorney, patent attorney and Certified Licensing Professional®. Over his thirty year career, Mr. Bull has been an investor, director, founder and advisor to a range of successful companies in Europe and North America with novel technologies in the fields of pharmaceuticals, biotechnology, food sciences, chemical processing, and extraction technologies. Mr. Bull has served as a Chairman and director of a venture capital firm (Knife Capital). Mr. Bull has also been recognized through receipt of a number of international awards, including IAM Strategy 300, IAM Patent 1000, IAM Licensing 250; Euromoney Expert Guides: World’s Leading Patent Attorneys; Chambers and Partners’ Global Guide to the World’s Leading Lawyers Legal 500 Guide to Outstanding Lawyers, in recognition of his skills in relation to the development and execution of venture capital investment, patent and intellectual property strategies for high-technology companies. He is well-qualified to serve as a director because of his prior Chairman and director experience and his chemical engineering, attorney and patent attorney qualifications.
Dr. Seth Feuerstein, age 52, has served as a director of the Company since January 25, 2024. Dr. Feuerstein has expertise across multiple areas of medicine including Suicide Prevention, Technology and Suicide, Telehealth, Social Media and Mental Health, Digital Medicine, Suicide, Digital Health, Digital Therapeutics, Healthcare Innovation, Emerging Medical Technologies, forensic psychiatry, technology transfer, technology investment, intellectual property and the intersection of technology, law and medicine. He is a founding board member of the Center for Biomedical and Interventional Technology at Yale and

Executive Director of the Center for Digital Health, Innovation and Excellence. He has been teaching at the Yale School of Medicine, Department of Psychiatry, since 2004 and is the faculty advisor for Innovation in Healthcare at the medical school. He works across multiple sectors in healthcare including health insurance, healthcare startups, healthcare investing, clinical care delivery innovation and early stage emerging medical technologies. He is the founder and CEO of Oui Therapeutics, Inc. Since 2019, which is developing a prescription digital therapeutic for suicide attempt reduction. Dr. Feuerstein has been appointed senior advisor/Highly Qualified Expert (HQE) for the Department of Defense, advising on behavioral health innovation, since June 2019. From 2014 to August 2018, he was the chief medical and innovation officer at Magellan Healthcare. He has also co-founded and/or held leadership roles in a number of biotechnology and healthcare companies. Dr. Feuerstein received his Bachelor of Science from Cornell University, a J.D. from New York University School of Law, and an M.D. from New York University School of Medicine. We believe that Dr. Feuerstein is well-qualified to serve on the Board as result of his prior board experience and extensive experience in the fields of psychiatry and biotechnology.
Corporate Cease Trade Orders or Bankruptcies
No director or proposed director of the Corporation is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any other corporation that, while such person was acting in that capacity:
•
was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the Corporation access to any exemptions under securities legislation, and that was in effect for a period of more than 30 consecutive days; or

•
was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the Corporation access to any exemptions under securities legislation, that was issued after that individual ceased to be a director or chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting in a capacity as a director, chief executive officer or chief financial officer.

No director or proposed director of the Corporation is, or has been within the past ten years, a director or executive officer of any other corporation that, while such person was acting in that capacity, or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Individual Bankruptcies
No director or proposed director of the Corporation is or has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.
Penalties or Sanctions
No director or proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority. No director or proposed director of the Corporation has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
Conflicts of Interest
To the best of Corporation’s knowledge, there are no known existing or potential conflicts of interest among the Corporation, proposed directors, executive officers or other members of management of the Corporation as a result of their outside business interests except that certain proposed directors and officers may serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Corporation and their duties as a director or officer of such other companies.
Approval of Amendment to the 2023 Plan
2023 Plan Amendment Proposal
We are asking Shareholders to approve amendments to the Psyence Biomedical Ltd. 2023 Equity and Incentive Plan (the “2023 Plan” or the “Plan”) to (i) increase the number of Common Shares reserved for issuance under the 2023 Plan by 6,141,527 shares (such number does not take into account the potential effect of approval of the Consolidation Resolution) to 8,150,126 common shares from 2,008,599 Common Shares currently authorized under the Plan, and (ii) allow for an automatic increase of the shares available under the Plan on an annual basis on the first day of each calendar year during the term of the Plan, commencing on January 1, 2026 and continuing until (and including) January 1, 2034, to equal 15% of the total number of issued and outstanding common shares on December 31st of the calendar year immediately preceding the date of such increase, or a lesser number of shares as determined by the Board. The 2023 Plan is an important part of our compensation program and we believe it is essential to our ability to attract and retain highly qualified employees in an extremely competitive environment in which employees view equity incentives as an important component of their compensation.
The Company has engaged in a number of transactions since listing which have resulted in an increase in its outstanding Common Share capital. The amendments represented by the 2023 Plan Amendment Proposal are intended to ensure that the number of Common Shares available for grants and awards under the 2023 Plan is commensurate with the number of issued and outstanding Common Shares, so as to provide a meaningful incentive program to retain and motivate the Corporation’s directors, management, employees and service providers.
The closing price of the Common Shares on the Nasdaq Global Market on October 21, 2024 was $0.1156 per Common Share. The material terms of the 2023 Plan and a more detailed description of the proposed amendment are set forth below.
General Description of 2023 Plan
The Corporation has adopted the Psyence Biomedical Ltd. 2023 Equity Incentive Plan (as amended by the Board on June 28, 2024), which is referred to herein as the “Incentive Plan,” the “2023 Plan” or the “Plan.” The following is a summary of the material features of the Incentive Plan.
Purpose
The purpose of the Incentive Plan is to enhance the ability of the Corporation to attract, retain, and motivate persons who make (or are expected to make) important contributions to the Corporation by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities that are intended to motivate high levels of performance and align the interests of directors, employees, and consultants with those of the Corporation’s shareholders.
Eligibility
Persons eligible to participate in the Incentive Plan are employees, non-employee directors, and consultants of the Corporation and its subsidiaries as selected from time to time by the plan administrator in its discretion, including prospective employees, non-employee directors and consultants. Any awards granted to such a prospect before the individual’s start date may not become vested or exercisable, and no shares may be issued to such individual, before the date the individual first commences performance of services with the Corporation or its subsidiaries. As of the date of this Circular, approximately 11 individuals are eligible to participate in the Incentive Plan, which includes approximately 2 officers, 4 non-employee directors, and 5 consultants.
Administration
The Incentive Plan will be administered by the Board, the Compensation Committee of the Board, or such other similar committee pursuant to the terms of the Incentive Plan. The plan administrator, which initially will be the Compensation Committee of the Board, will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Incentive Plan. The plan administrator may delegate to one or more officers of the Corporation, the authority to grant awards to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act.
Share Reserve
The number of the Common Shares that may be issued under the Incentive Plan is equal to 15% of the aggregate number of the Common Shares issued and outstanding immediately after the closing of the Business Combination (calculated on a fully-diluted basis), or 2,008,599 Common Shares. All of the shares initially available under the Incentive Plan may be issued upon the exercise of equity incentives.
The number of shares available for issuance under the Incentive Plan also will include an automatic annual increase, or the evergreen feature, on the first day of each calendar year, beginning January 1, 2025 and ceasing as described below, equal to the lesser of:
•
a number of the Common Shares equal to 1% of the aggregate number of the Common Shares issued and outstanding as of December 31 of the immediately preceding calendar year; or

•
such number of the Common Shares as the plan administrator may determine.

Common Shares issuable under the Incentive Plan may be authorized, but unissued, or reacquired the Common Shares.
Shares underlying any awards under the Incentive Plan that are forfeited, cancelled, held back upon exercise of a share option or settlement of an award to cover the exercise price or tax withholding satisfied without the issuance of the Common Shares or otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the Incentive Plan and, to the extent permitted under Section 422 of the Code and the Treasury Regulations promulgated thereunder, the shares that may be issued as incentive stock options.
Types of Awards
The Incentive Plan provides for the grant of share options, share appreciation rights, restricted shares, restricted share units, and other stock-based awards (collectively, “awards”). Unless otherwise set forth in an individual award agreement, each award shall vest over a three (3) year period, with one-third (1/3) of the award vesting on the first annual anniversary of the date of grant and the remaining portion of the award vesting annually thereafter.
Share Options.   The Incentive Plan permits the granting of both options intended to qualify as incentive stock options under Section 422 of the Code and share options that do not so qualify. Share options granted under the Incentive Plan will be nonqualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Corporation and its subsidiaries. Nonqualified options may be granted to any persons eligible to receive awards under the Incentive Plan.
The exercise price of each share option will be determined by the plan administrator, but such exercise price may not be less than 100% of the fair market value of one the Common Share on the date of grant (which shall be the volume weighted average trading price during the thirty (30) preceding days) or, in the case of an incentive stock option granted to a 10% or greater shareholder, 110% of such share’s fair market value. The term of each share option will be fixed by the plan administrator and may not exceed ten (10) years from the date of grant (or five (5) years for an incentive stock option granted to a 10% or greater shareholder). The plan administrator will determine at what time or times each share option may be exercised, including the ability to accelerate the vesting of such share options.
Upon exercise of a share option, the exercise price must be paid in full either in cash, check or, surrender of other the Common Shares which meet the conditions established by the plan administrator to avoid adverse accounting consequences to the Corporation. Subject to applicable law and approval of the plan administrator, the exercise price may also be made by means of a broker-assisted cashless exercise. In addition, the plan administrator may permit nonqualified options to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.
Share Appreciation Rights.   The plan administrator may award share appreciation rights subject to such conditions and restrictions as it may determine. Share appreciation rights entitle the recipient to the Common Shares or cash, equal to the value of the appreciation in the Corporation’s share price over the exercise price, as set by the plan administrator. The term of each share appreciation right will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each share appreciation right may be exercised, including the ability to accelerate the vesting of such share appreciation rights.
Restricted Shares.   A restricted share award is an award of the Common Shares that vests in accordance with the terms and conditions established by the plan administrator. The plan administrator will determine the persons to whom grants of restricted share awards are made, the number of restricted shares to be awarded, the price (if any) to be paid for the restricted shares, the time or times within which restricted share awards may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of restricted share awards. Unless otherwise provided in the applicable award agreement, a participant generally will have the rights and privileges of a shareholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive dividends, if applicable.
Restricted Share Units.   Restricted share units are the right to receive the Common Shares at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the plan administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with the Corporation or its subsidiaries, the passage of time or other restrictions or conditions. The plan administrator determines the persons to whom grants of restricted share units are made, the number of restricted share units to be awarded, the time or times within which awards of restricted share units may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the restricted share unit awards. The value of the restricted share units may be paid in Common Shares, cash, other securities, other property, or a combination of the foregoing, as determined by the plan administrator.
The holders of restricted share units will have no voting rights. Prior to settlement or forfeiture, restricted share units awarded under the Incentive Plan may, at the plan administrator’s discretion, provide for a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all dividends paid on one Common Share while each restricted share unit is outstanding. Dividend equivalents may be converted into additional restricted share units. Settlement of dividend equivalents may be made in the form of cash, Common Shares, other securities, other property, or a combination of the foregoing. Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions as the restricted share units to which they are payable.
Other Share-Based Awards.   Other share-based awards may be granted either alone, in addition to, or in tandem with, other awards granted under the Incentive Plan and/or cash awards made outside of the Incentive Plan. The plan administrator shall have authority to determine the persons to whom and the time or times at which other share-based awards will be made, the amount of such other share-based awards, and all other conditions, including any dividend and/or voting rights.
Prohibition on Repricing
Except for an adjustment pursuant to the terms of the Incentive Plan or a repricing approved by shareholders, in no case may the plan administrator (i) amend an outstanding share option or share appreciation right to reduce the exercise price of the award, (ii) cancel, exchange, or surrender an outstanding share option or share appreciation right in exchange for cash or other awards for the purpose of repricing the award, or (iii) cancel, exchange, or surrender an outstanding share option or share appreciation right in exchange for a share option or share appreciation right with an exercise price that is less than the exercise price of the original award.

Tax Withholding
Participants in the Incentive Plan are responsible for the payment of any federal, state, or local taxes that the Corporation or its subsidiaries are required by law to withhold upon the exercise of share options or share appreciation rights or vesting of other awards. The plan administrator may cause any tax withholding obligation of the Corporation or its subsidiaries to be satisfied, in whole or in part, by the applicable entity withholding from the Common Shares to be issued pursuant to an award a number of shares with an aggregate fair market value that would satisfy the withholding amount due. The plan administrator may also require any tax withholding obligation of the Corporation or its subsidiaries to be satisfied, in whole or in part, by an arrangement whereby a certain number of the Common Shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to the Corporation or its subsidiaries in an amount that would satisfy the withholding amount due.
Equitable Adjustments
In the event of a merger, consolidation, recapitalization, share split, reverse share split, reorganization, split-up, spin-off, combination, repurchase or other change in corporate structure affecting the Common Shares, the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the Incentive Plan will be adjusted to reflect such event, and the plan administrator will make such adjustments as it deems appropriate and equitable in the number, kind, and exercise price of the Common Shares covered by outstanding awards made under the Incentive Plan.
Change in Control
In the event of any proposed change in control (as defined in the Incentive Plan), the plan administrator will take any action as it deems appropriate, which action may include, without limitation, the following: (i) the continuation of any award, if the Corporation is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards; (iv) accelerated vesting of the award, with all performance objectives and other vesting criteria deemed achieved at targeted levels, and a limited period during which to exercise the award prior to closing of the change in control, or (v) settlement of any award for the change in control price (less, to the extent applicable, the per share exercise price). Unless determined otherwise by the plan administrator, in the event that the successor corporation refuses to assume or substitute for the award, a participant shall fully vest in and have the right to exercise the award as to all the Common Shares covered by the award, including those that would not otherwise be vested or exercisable, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels.
Transferability of Awards
Unless determined otherwise by the plan administrator, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, except to a participant’s estate or legal representative, and may be exercised, during the lifetime of the participant, only by the participant. If the plan administrator makes an award transferable, such award will contain such additional terms and conditions as the plan administrator deems appropriate.
Term
The Incentive Plan became effective when adopted by the Board, and, unless terminated earlier, the Incentive Plan will continue in effect for a term of ten (10) years.
Amendment and Termination
The Board may amend or terminate the Incentive Plan at any time. Any such termination will not affect outstanding awards. No amendment or termination of the Incentive Plan will materially impair the rights of any participant, unless mutually agreed otherwise between the participant and the Corporation. Approval of the shareholders shall be required for any amendment, where required by applicable law, as well as (i) to increase the number of shares available for issuance under the Incentive Plan and (ii) to change the persons or class of persons eligible to receive awards under the Incentive Plan. We have opted out of Nasdaq requirements to receive shareholder approval in connection with an amendment to the Incentive Plan. However, should shareholders not approve the 2023 Plan Amendment Proposal, the Corporation will not amend the 2023 Plan as proposed.
Form S-8
On July 30, 2024, the Corporation filed with the SEC a registration statement on Form S-8 covering the Common Shares issuable under the Incentive Plan.
Material United States Federal Income Tax Considerations
The following is a general summary under current law of the material U.S. federal income tax considerations related to awards and certain transactions under the Incentive Plan, based upon the current provisions of the Code and Treasury Regulations promulgated thereunder. This summary deals with the general U.S. federal income tax principles that apply and is provided only for general information. It does not describe all U.S. federal tax consequences under the Incentive Plan, nor does it describe state, local, or foreign income tax consequences or employment tax consequences. The rules governing the tax treatment of such awards are quite technical, so the following discussion of tax consequences is necessarily general in nature and is not complete. In addition, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. This summary is not intended as tax advice to participants, who should consult their own tax advisors.
The Incentive Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the U.S. Employee Retirement Income Security Act of 1974, as amended.
The ability of the Corporation or its subsidiaries to realize the benefit of any tax deductions described below depends on generation of taxable income as well as the requirement of reasonableness and the satisfaction of tax reporting obligations.
Incentive Stock Options.   No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If the Common Shares issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) neither the Corporation nor its subsidiaries will be entitled to any deduction for U.S. federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.
If the Common Shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the Common Shares at exercise (or, if less, the amount realized on a sale of such the Common Shares) over the option exercise price thereof, and (i) the Corporation or its subsidiaries will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering the Common Shares.
If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the share option is treated as a nonqualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year, in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.
Nonqualified Options.   No income is generally realized by the optionee at the time a nonqualified option is granted. Generally, (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the Common Shares issued on the date of exercise, and the Corporation or its subsidiaries receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long- term capital gain or loss depending on how long the Common Shares have been held. Special rules will apply where all or a portion of the exercise price of the nonqualified option is paid by tendering the Common Shares. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value of the Common Shares over the exercise price of the share option.
Share Appreciation Rights, Restricted Shares, Restricted Share Units, and Other Share-Based Awards.    The current U.S. federal income tax consequences of other awards authorized under the Incentive Plan generally follow certain basic patterns: (i) share appreciation rights are taxed and deductible in substantially the same manner as nonqualified options; (ii) nontransferable restricted shares subject to a substantial risk of forfeiture result in income recognition equal to the excess of the fair market value of the Common Shares over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Code Section 83(b) election); and (iii) restricted share units, dividend equivalents, and other share or cash based awards are generally subject to tax at the time of payment. The Corporation or its subsidiaries generally should be entitled to a U.S. federal income tax deduction in an amount equal to the ordinary income recognized by the participant at the time the participant recognizes such income.
The participant’s basis for the determination of gain or loss upon the subsequent disposition of the Common Shares acquired from a share appreciation right, restricted share award, restricted share unit, or other share-based award will be the amount paid for such shares plus any ordinary income recognized when the shares were originally delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.
Parachute Payments.   The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to either the Corporation or its subsidiaries, in whole or in part, and may subject the recipient to a non-deductible 20% U.S. federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).
Section 409A.   The foregoing description assumes that Section 409A of the Code does not apply to an award under the Incentive Plan. In general, share options and share appreciation rights are exempt from Section 409A if the exercise price per share is at least equal to the fair market value per share of the underlying share at the time the share option or share appreciation right was granted.
Restricted share awards are not generally subject to Section 409A.   Restricted share units are subject to Section 409A unless they are settled within two and one-half months after the end of the later of (1) the end of the Corporation’s fiscal year in which vesting occurs or (2) the end of the calendar year in which vesting occurs. If an award is subject to Section 409A and the provisions for the exercise or settlement of that award do not comply with Section 409A, then the participant would be required to recognize ordinary income whenever a portion of the award vested (regardless of whether it had been exercised or settled). This amount would also be subject to a 20% U.S. federal tax and premium interest in addition to the U.S. federal income tax at the participant’s usual marginal rate for ordinary income.
Total Awards Under the 2023 Plan
No awards have been previously granted under the 2023 Plan. The awards that are to be granted to any participant or group of participants are indeterminable at the date of this Circular because participation and the types of awards that may be granted under the 2023 Plan are subject to the discretion of the plan administrator. Consequently, no new plan benefits table is included in this Circular.

Equity Compensation Plan Information
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights, and vesting of outstanding restricted stock units	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column)(a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	nil	N/A	2,008,599(1)
Equity compensation plans not approved by security holders	nil	N/A	6,141,527
Total	nil	N/A	8,150,126
Proposed Amendments to the 2023 Plan
On October 22, 2024, our board of directors voted, subject to stockholder approval, to amend the 2023 Plan to accomplish two things. First, to increase the number of Common Shares reserved for issuance under the 2023 Plan by 6,141,527 shares. As of the date hereof, 2024, this will bring the total number of Common Shares reserved for issuance to 8,150,126 shares, subject to adjustment for stock-splits and similar capital changes. Second, to amend Section 4 of the Plan to allow for the annual automatic increase of the Common Shares available under the Plan, on the first day of each calendar year beginning on January 1, 2026, and every January 1st subsequent thereto, to equal 15% of the issued and outstanding number of shares of the Corporation calculated as of December 31st of the calendar year immediately preceding the date of such increase, or a lesser number of shares as determined by the Board.
Stockholder approval of the 2023 Plan Amendment Proposal is required under the 2023 Plan as well as to ensure that these shares may be treated as incentive stock options under the Code. This amendment is intended to provide a sufficient number of shares of common stock for anticipated awards to eligible persons through 2034.
If the 2023 Plan Proposal is approved by the requisite Shareholders, we intend to register the additional shares reserved for issuance under the 2023 Plan by filing a registration statement on Form F-8 following stockholder approval.
Conflicts of Interest
Our executive officers, senior managers and directors are eligible to receive grants or awards under the 2023 Plan as Service Providers (as defined in the 2023 Plan), and stand to benefit from the increase in the available Common Shares issuable pursuant to the Plan if the 2023 Plan Amendment Proposal is approved by the shareholders.
The preceding summary of the 2023 Plan, as amended by the 2023 Plan Amendment Proposal, is qualified in its entirety by reference to the full text of the 2023 Plan.
New Plan Benefits
The issuance of any awards under the 2023 Plan will be at the discretion of our board of directors and the 2023 Plan administrator. Therefore, except as provided below, it is not possible to determine at this time the amount or form of any award that will be granted to any individual in the future.
Resolution
Shareholders will be asked to consider and if deemed advisable, pass, with or without variation, an ordinary resolution to approve the Equity Incentive Plan (the “Equity Incentive Plan Amendment Resolution”).

The text of the Equity Incentive Plan Resolution to be considered at the Meeting will be substantially as follows:
“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:
1.
the amendments to the Corporation’s Equity Incentive Plan to increase the number of Common Shares available thereunder, as proposed and described in the Corporation’s management information circular dated October 23, 2024 be, and the same hereby are, authorized and approved; and

2.
any one or more of the directors or officers of the Corporation is authorized and directed, upon the Board resolving to give effect to this resolution, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to the resolution.”

The Board recommends that shareholders vote in favor of the Equity Incentive Plan Amendment Resolution as set out above.
PROXIES RECEIVED IN FAVOR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE EQUITY INCENTIVE PLAN RESOLUTION UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.
Share Consolidation
The Corporation seeks Shareholder approval at the Meeting for a special resolution to consolidate all of the issued and outstanding Common Shares (the “Consolidation”) on the basis of one post-Consolidation Common Share for approximately every seventy five (75) pre-Consolidation Common Shares, or a ratio that is less at the discretion of the Board, with the Consolidation to be implemented by the Board at any time prior to the next annual meeting of the Shareholders (the “Consolidation Resolution”). On completion of the Consolidation, on an approximately 75:1 basis, the 54,334,170 Common Shares that are currently issued and outstanding would be consolidated into approximately 724,456 post-Consolidation Common Shares. The Consolidation remains subject to all required regulatory approvals.
Reasons for the Consolidation
Management of the Corporation expects that the Consolidation will provide flexibility in the capital structure of the Corporation in order to facilitate raising capital in the future while keeping the Corporation’s capital structure manageable.
Effect of Consolidation
If approved and implemented, the Consolidation will occur simultaneously for all of the Corporation’s issued and outstanding Common Shares.
No fractional Common Shares of the Corporation will be issued if, as a result of the Consolidation, a Shareholder would otherwise be entitled to a fractional share. Instead, any fractional Common Shares resulting from the Consolidation will be rounded down to the nearest whole share if the fraction is less than one-half of a share and will be rounded up to the nearest whole share if the fraction is at least one-half or a share.
The implementation of the Consolidation would not affect the total Shareholders’ equity of the Corporation or any components of Shareholders’ equity as reflected on the Corporation’s financial statements except to change the number of issued and outstanding Common Shares to reflect the Consolidation.
Effect on Convertible Securities
The exercise or conversion price and/or the number of Common Shares issuable under any outstanding convertible securities, including under outstanding options, warrants, rights, and any other similar securities will be proportionately adjusted upon the implementation of the Consolidation, in accordance with the terms of such securities, on the same basis as the consolidation of the Common Shares.
Certain Risks Associated with the Consolidation
There can be no assurance that the total market capitalization of the Corporation (the aggregate value of all Common Shares at the market price then in effect) immediately after the Consolidation will be equal to or greater than the total market capitalization immediately before the Consolidation.
Implementation
The Consolidation Resolution provides that the Board is authorized, in its sole discretion, to determine not to proceed with the proposed Consolidation without further approval of the Shareholders of the Corporation. The Board is authorized to revoke the Consolidation Resolution in its sole discretion without further approval of the Shareholders of the Corporation at any time prior to implementation of the Consolidation.
If the Consolidation Resolution does proceed, registered holders of Common Shares should complete the letter of transmittal accompanying this Circular providing instructions with respect to exchanging their certificates representing pre-Consolidation Common shares for post-Consolidation Common Shares. The Corporation will issue a news release after the Meeting to advise of the results of the Meeting and, if appropriate, the expected timing for the commencement of trading of the post-Consolidation Common Shares on Nasdaq.
Shareholder Approval
In accordance with the Business Corporations Act (Ontario), the resolution approving the Consolidation must be approved by a majority of not less than sixty-six and two-thirds percent (66 2∕3%) of the votes cast by the Shareholders represented at the Meeting in person or by proxy.
At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve and authorize the following resolutions in respect of the Consolidation:
“BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:
(a)
the Board be authorized, subject to approval of the applicable regulatory authorities, to take such actions as are necessary to consolidate, at any time following the date of this resolution but prior to the next annual meeting of shareholders of the Corporation, all of the issued and outstanding Common Shares on the basis that approximately seventy five (75) pre-consolidation Common Shares be consolidated into one (1) post-consolidation Common Share, or a ratio that is less at the discretion of the Board;

(b)
despite the foregoing authorization, the Board may, at its absolute discretion, determine when such consolidation will take place and may further, at its discretion, determine not to effect such consolidation of all of the issued and outstanding Common Shares, in each case without requirement for further approval, ratification or confirmation by the Shareholders;

(c)
notwithstanding the foregoing, the Board is hereby authorized, without further approval of or notice to the Shareholders, to revoke this special resolution at any time before it is acted upon; and

(d)
any one or more directors and officers of the Corporation be authorized to perform all such acts, deeds and things and execute all such documents and other writings, as may be required to give effect to this special resolution.”

The foregoing special resolution permits the directors of the Corporation, without further approval by the Shareholders, to proceed with the Consolidation Resolution at any time following the date of this Meeting but prior to the next annual meeting of the Shareholders. Alternatively, the directors of the Corporation may choose not to proceed with the Consolidation Resolution if the directors, in their discretion, deem that it is no longer desirable to do so.

Common Shares represented by proxies in favor of management nominees will be voted FOR the approval of the Consolidation Resolution as set out above, unless a Shareholder has specified in his, her or its proxy that his, her or its Common Shares are to be voted against the special resolution approving the Consolidation Resolution.
Effective Date
Subject to applicable regulatory requirements, the Consolidation Resolution will be effective on the date on which articles of amendment of the Corporation are filed and certified by the Ministry, on which the directors of the Corporation determine to carry out the Consolidation.
If the Consolidation is approved, no further action on the part of the Shareholders will be required in order for the Board to implement the Consolidation.
Other Matters to Be Acted Upon
As of the date of this Circular, management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.
DIRECTOR AND EXECUTIVE COMPENSATION
Unless the context otherwise requires, any reference in this section of to the “Company,” “we,” “us,” “our,” or “Psyence” refers to Psyence Biomed Corp. (the erstwhile wholly-owned subsidiary of PGI) and its consolidated subsidiaries prior to the consummation of the Business Combination and to Psyence Biomedical Ltd. and its consolidated subsidiaries following the Business Combination.
The following tables and discussions relate to the compensation paid to or earned by our executive officers and directors who were serving during the financial year ended March 31, 2024.
Dr. Neil Maresky currently serves as chief executive officer of the Company following his resignation as chief executive officer of PGI. Warwick Corden-Lloyd currently serves as chief financial officer of the Company following his resignation as chief financial officer of PGI. Jody Aufrichtig currently serves as Director and Executive Chairman of PGI and the Company’s Director and Strategic Business Development Officer. Dr. Maresky, Mr. Corden-Lloyd and Mr. Aufrichtig are referred to collectively in this information statement as our “named executive officers.”
Prior to the Business Combination, Psyence was part of the Psyence Group and not an independent company and, as such, the historical compensation shown below was determined by PGI. Following the Business Combination, compensation arrangements for the Company’s executive officers were determined based on the compensation policies, programs and procedures established by the Compensation Committee, which entailed: (i) for executive directors and officers (a) market related base annual salaries or fees, (b) annual cash bonuses based on a target percentage of such base annual salaries or fees based on the achievement of performance metrics approved by the Compensation Committee, (c) a sign-on award in the form of RSUs, which may be converted into Common Shares and which are subject to a trading lock-up period as well as a clawback policy and (d) long-term equity awards in the form of RSUs based on a multiple of such base annual salaries or fees, and (ii) for non-executive directors (y) a fixed monthly fee and (z) long-term equity awards in the form of RSUs based on a multiple of such fixed monthly fee. The Company’s Compensation Committee approved the named executive officers’ compensation at its first meeting.
Summary Compensation Table
The following table summarizes the compensation awarded to, earned by, or paid to our named executive officers for the fiscal year ended March 31, 2024 and March 31, 2023. The average exchange rate used to convert amounts in this table from Canadian dollars to USD for 2024 are reported based on a rate of 1.3481 and for 2023 are reported based on a rate of 1.3230:

Name and principal position	Year	Salary (US$)	Bonus (US$)	Option Awards (US$)(2)	Stock Awards (US$)(3)	Nonequity incentive plan compensation (US$)	All other compensation (US$)	Total (US$)
Neil Maresky (Chief Executive Officer)	2024	231,228(1)	—	70,458	55,000	—	—	356,686
	2023	192,171		75,721	43,068			310,960
Jody Aufrichtig (Executive Chairman)	2024	110,302(1)	—	31,924	42,773	—	—	184,999
	2023	85,036		26,463	12,982			124,481
Warwick Corden Lloyd (Chief Financial Officer)	2024	98,346(1)	—	5,395	19,588	—	—	123,329
	2023	85,036		10,980	7,017			103,033

(1)
This includes salary earned from April 1, 2023 to January 25, 2024 as part of Psyence prior to the Business Combination and salary earned from January 26, 2024 to March 31, 2024 from the Company.

(2)
The amounts reported in the “Option awards” column represent the aggregate grant date fair value of the stock options granted to the named executive officers by PGI during 2023 computed in accordance with IFRS. The option awards value was calculated using the Black-Scholes valuation model. The options vested as follows: 50% on March 31, 2023 and 50% on September 30, 2023. Note that the amounts reported in these columns reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the named executive officers from the stock options.

(3)
The amounts reported in the “Stock awards” column represent the aggregate grant date fair value of the restricted stock units (RSUs) granted to the named executive officers by PGI during 2023 computed in accordance with IFRS. The stock awards value was based on the share price on the date of grant of RSUs. The RSUs vest as follows: 33.33% on March 31, 2024, 33.33% on March 31, 2025 and 33.34% on March 31, 2026. Note that the amounts reported in these columns reflect the accounting cost for these RSUs and do not correspond to the actual economic value that may be received by the named executive officers from the stock RSUs.

Other than as set forth in the foregoing table, the named executive officers and directors have not received compensation pursuant to any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments, any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors, or any arrangement for the compensation of directors for services as consultants or experts.
Share Ownership
Outstanding Equity Awards at Fiscal Year-End
As of March 31, 2024, our executive officers have not received any equity awards from the Company, but as described above, have previously received equity awards from PGI.
PGI 2021 Stock Option Plan
PGI’s stock option plan (the “PGI Stock Option Plan”) was adopted on November 9, 2021 and was confirmed by the PGI’s shareholders on December 9, 2021. The PGI Stock Option Plan is separate and distinct from the 2023 Plan and does not provide the ability to grant awards to Service Providers of the Corporation.
The purpose of the PGI Stock Option Plan is to provide PGI with a share-related mechanism to enable it to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long-term goals of PGI, and to enable and encourage such individuals to acquire shares of PGI as long-term investments.
The PGI Stock Option Plan is a “rolling” plan that limits the number of stock options that may be granted pursuant to the plan to a number equal to 10% of PGI’s issued and outstanding Common Shares,

calculated at the date of the stock option grant. Share incentives granted under any share incentive plans of PGI will not have a bearing on the number of shares that may be subject to option under the PGI Stock Option Plan.
Eligible Persons.   Only executives (including directors and officers) employees, and consultants of PGI or its subsidiaries are eligible to receive stock options under the PGI Stock Option Plan.
Limitations.   The PGI Stock Option Plan contains the following limitations:
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The maximum number of shares which may be reserved for issuance to any one person under the PGI Stock Option Plan must not exceed five percent (5%) of the issued shares (determined at the date the option was granted) in a twelve (12) month period, unless PGI first obtains any required disinterested shareholder approval of this plan;

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The number of shares granted to any one Consultant (as defined in the Stock Option Plan) under the Stock Option Plan together with all other security based compensation arrangements in a twelve (12) month period must not exceed two percent (2%) of the issued shares of PGI;

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The aggregate number of options granted to an option holder providing services that include investor relations activities under the Stock Option Plan must not exceed two percent (2%) of the issued shares of PGI in any twelve (12) month period, calculated at the date the option was granted; and

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The aggregate number of shares (i) issued to insiders under the Stock Option Plan within a twelve-month period, and (ii) issuable to insiders of the Company at any time under the plan, together with all of PGI’s other security based compensation arrangements, shall not exceed ten percent (10%) of the total number of shares then outstanding, unless PGI has first obtained disinterested shareholder approval of the plan, pursuant to applicable law or stock exchange rules (but only if the law or stock exchange rules require such approval).

Term of the Options.   The expiry date of an option must be no later than the tenth anniversary of the grant date. Any shares subject to an option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Stock Option Plan.
Exercise Price.   The exercise price at which an option holder may purchase a share upon exercising their option shall be determined by the price determined by PGI and shall be set out in the option agreement.
Additional provisions included in the Stock Option Plan are as follows:
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A provision permitting the personal representative of an option holder who has become disabled to exercise the option on or before the date which is the earlier of one year following the termination of employment, engagement or appointment as a director or officer and the applicable expiry date;

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A provision permitting the personal representative of an option holder who ceased to be employed by PGI by reason of a disability and who dies within six months after their termination to exercise the option on or before the date which is the earlier of one year following the death of such option holder and the applicable expiry date;

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A broad ability for PGI to cause stock options to terminate on an accelerated basis without the consent of option holders, in order to facilitate certain transactions that might be beneficial to PGI; and

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An ability to grant stock options to investor relations consultants.

Black-out Period.   The Stock Option Plan provides that any options expiring during a disclosure “black-out period” will benefit from a 10-day extension beyond the end of the black-out period.
Transferability.   Options are generally non-assignable and non-transferable.
Powers of the Board.   The Stock Option Plan permits PGI’s board of directors to appoint a committee (the “Committee”) whose purpose is to administer the plan. The Committee (or the Board if no Committee is in place) may also:

Determine all questions arising in connection with the administration, interpretation, and application of the plan;
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Correct any defect, supply any information or reconcile any inconsistency in the plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the plan;

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Prescribe, amend, and rescind rules and regulations relating to the administration of the plan; and

do the following with respect to the granting of options:
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Determine the executives, employees, or consultants to whom options shall be granted, based on the eligibility criteria set out in this plan;

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Determine the terms of the option to be granted to an option holder including, without limitation, the grant date, expiry dates, exercise price, and vesting schedule (which need not be identical with the terms of any other option);

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Determine when options shall be granted;

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Determine the number of shares subject to each option; and

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Accelerate the vesting schedule of any option previously granted, subject to certain limitations.

PGI Restricted Share Unit Plan
PGI’s restricted share unit plan (the “RSU Plan”) was originally adopted on August 13, 2021 and underwent certain amendments on December 9, 2021. PGI’s board of directors subsequently amended the plan on February 16, 2022, with effect from March 1, 2022. The RSU Plan is designed to provide certain directors, officers, consultants and other key employees (collectively, an “Eligible Person”) of PGI and its related entities with the opportunity to acquire restricted share units (“RSUs”) of PGI. The acquisition of RSUs allows an Eligible Person to participate in the long-term success of the Company thus promoting the alignment of an Eligible Persons. The RSU Plan provides that the aggregate number of shares reserved for issuance pursuant to awards granted, at any time, shall not exceed 7.5% of the issued and outstanding shares in the capital of PGI.
Eligible Persons.   All employees, officers, directors, management company employees or consultants (as defined in the RSU Plan) of PGI and its related entities are eligible to participate in the RSU Plan (as “Participants”), and the Company reserves the right to restrict eligibility or otherwise limit the number of persons eligible for participation as Participants in the RSU Plan. Eligibility to participate as a Participant in the RSU Plan does not confer upon any person a right to receive an award of RSUs.
Subject to certain restrictions, the board of directors or its appointed Committee (as defined in the RSU Plan) can, from time to time, award RSUs to Eligible Persons. RSUs will be credited to an account maintained for each Participant on the books of PGI as of the award date. The number of RSUs to be credited to each Participant’s account shall be determined at the discretion of the board of directors and pursuant to the terms of the RSU Plan.
Rolling Plan.   The aggregate number of shares that may be reserved for issuance under the RSU Plan at any time shall not exceed 7.5% of PGI’s outstanding shares. This 7.5% limit shall not include the number of shares reserved for issuance under any other incentive plans of PGI.
Vesting.   The Board or the Committee may, in its sole discretion, determine the time during which RSUs shall vest (except that no RSU, or portion thereof, may vest after the expiry date) and whether there shall be any other conditions or performance criteria to vesting. In the absence of any determination by the Board or the Committee to the contrary, RSUs will vest and be payable as to one third (1/3) of the total number of RSUs granted on each of the first, second and third anniversaries of the date or dates on which an award of RSUs is made to a Participant (computed in each case to the nearest whole RSU), provided that in all cases payment in satisfaction of a RSU shall occur prior to the Outside Payment Date (which, in respect of a RSU, means December 31 of the calendar year in which the expiry date of the RSUs occurs). Notwithstanding the foregoing, the Committee may, in its sole discretion at any time or in the RSU agreement in respect of any RSUs granted, accelerate, or provide for the acceleration of vesting (in whole or in part) of RSUs previously granted. The award value of any RSU shall be determined as of the applicable vesting date.
Transferability.   RSUs and all other rights, benefits or interests in the plan are non-transferable and may not be pledged or assigned or encumbered in any way and are not subject to attachment or garnishment, except that if a Participant dies the legal representatives of the Participant will be entitled to receive the amount of any payment otherwise payable to the Participant hereunder in accordance with the provisions of the RSU Plan.
Limitations.   Unless PGI has first obtained disinterested shareholder approval of the plan, the RSU Plan limits the total number of shares issuable at any time to insiders of PGI, when combined with all other shares issuable to insiders under any security based compensation arrangement, to 10% of the total number of issued and outstanding equity securities of PGI. Unless PGI has first obtained disinterested shareholder approval of the plan, it further limits the total number of shares issuable to insiders during any one year period under the plan, when combined with all other shares issuable to insiders under any security based compensation arrangement, to 10% of the total number of issued and outstanding equity securities of PGI.
No RSU may be issued to anyone engaged to perform investor relations activities for PGI. In no event can the issuance of RSUs, when combined with any grant made pursuant to any other security based compensation arrangement, result in: (i) any one person being granted share-based compensation awards equaling or exceeding 5% of the issued shares, within a 12 month period; and (ii) any one consultant in a 12 month period being granted share-based compensation equaling or exceeding 2% of the issued shares.
Resignation, Termination, Engagement, Death or Disability.   Upon the voluntary resignation or the termination for cause of a Participant, all of the Participant’s RSUs which remain vested, but unexercised or unvested in the Participant’s Account shall be forfeited without any entitlement to such Participant.
Generally, if a Participant dies, or their employment or engagement terminates with the Company due to total disability, while employed or retained by the Company, or while an officer or director, the expiry date of any vested or unvested RSUs held by the Participant at the date of death or date of termination due to total disability, which have not yet been subject to an exercise notice and subsequent award payout, shall be amended to the earlier of (i) one (1) year after the date of death or date of termination due to total disability, and (ii) the expiry date of such award, except that in the event the expiration of the award is earlier than one (1) year after the date of death or date of termination due to total disability, the expiry date shall be up to one (1) year after the date of death or date of termination due to total disability as determined by the Board.
Change of Control.   Subject to any provision to the contrary contained in an RSU agreement or other written agreement (such as an agreement of employment) between the Company and a Participant, if a change of control takes place, all issued and outstanding RSUs shall vest (whether or not then vested) and the vesting date shall be the date which is immediately prior to the time such change of control takes place, or at such earlier time as may be established by the Board or the Committee, in its absolute discretion, prior to the time such change of control takes place.
Credit For Dividends.   Within ten (10) days following the declaration and payment of dividends on PGI’s common shares, the Board may determine to make a cash payment to a Participant in respect of outstanding RSUs credited to the Participant’s Account, which shall be calculated in accordance with the RSU Plan.
Terms of RSUs.   Subject to an earlier expiry date as may be determined by the Board and set out in the RSU agreement, RSUs will expire either at the earlier of the tenth anniversary of the date of the RSU grant and such earlier expiry date as may be determined by the Board, in its sole discretion, and set out in the applicable RSU Agreement.
Adjustments and Reorganizations.   In the event of any dividend paid in shares, share subdivision, combination or exchange of shares, merger, consolidation, spin-off, or other distribution of PGI assets to shareholders, or any other change in the capital of PGI affecting shares, the Board, in its sole and absolute discretion, will make, with respect to the number of RSUs outstanding under this Plan, any proportionate adjustments as it considers appropriate to reflect that change.
2023 Equity Incentive Plan
For a description of the material terms of the 2023 Equity Incentive Plan, see “Approval of Amendment to the 2023 Plan — General Description of 2023 Plan”.
Employment, Consulting and Management Agreements
As of the date of this Circular, the Corporation had the following employment, consulting and management agreements in place with its named executive officers:
Jody Aufrichtig — Executive Chairman & Chief Development Officer
The Company, its wholly-owned subsidiary, Psyence Biomed II Corp (“Biomed II”), Jody Aufrichtig (as principal) and Aquacap Limited (as consultant) entered into a consulting agreement dated January 25, 2024 (the “Aufrichtig Agreement”), pursuant to which Mr. Aufrichtig shall perform the services of the Executive Chairman of the Board and Chief Development Officer. Mr. Aufrichtig’s base fee is $200,000 per annum.
Mr. Aufrichtig shall be eligible to receive 200,000 restricted share units (“RSUs”) as an initial award, which may be converted into Common Shares. Any Common Shares issued pursuant thereto will be subject to a lock — up period ending January 25, 2025, and a clawback at the option of the Company should Mr. Aufrichtig’s appointment be terminated by the Company for cause (as defined in his agreement) or should Mr. Aufrichtig resign without good reason (as defined in his agreement). For each completed fiscal year of the Company, Mr. Aufrichtig shall be eligible to receive an annual cash bonus based on a target bonus opportunity of 50% to 100% of Mr. Aufrichtig’s annual base fee, based on the achievement of performance metrics approved by the Compensation Committee. Mr. Aufrichtig will further be entitled to 304,118 RSUs, which will be granted no earlier than July 25, 2024 and shall vest in tranches.
Mr. Aufrichtig or the Company may terminate the Aufrichtig Agreement at any time upon no less than sixty (60) days’ written notice to the other party. Additionally, the Company may terminate the Aufrichtig Agreement at any time without prior notice, for cause, subject to a ten business day cure period by Mr. Aufrichtig.
The Company may terminate the Aufrichtig Agreement without cause, or in relation to a change of control at any time and Mr. Aufrichtig may terminate the Aufrichtig Agreement for good reason (as defined in the agreement), and in each such case the Company shall pay Mr. Aufrichtig severance pay (in lieu of notice) equal to 12 months of Mr. Aufrichtig’s base fee (as at the date of notice of termination) plus an additional amount equal to the aggregate annual bonuses paid to Mr. Aufrichtig over the preceding 12 months (from the date of notice of termination) plus a prorated payment on account of any annual bonus targets already met by Mr. Aufrichtig as of the date of notice of termination for all active services rendered up to that date (calculated at target). Mr. Aufrichtig shall be entitled to exercise any vested stock options until the earlier of 1) the option expiry date or 2) a date which is 12 months from the effective date of termination, and if so required, the Company shall extend the option expiry date accordingly.
In the event of termination by the Company for cause or by Mr. Aufrichtig without good reason, Mr. Aufrichtig shall not be entitled to any severance pay or any other payments, and none of the unvested equity incentives granted to Mr. Aufrichtig shall vest.
Mr. Aufrichtig shall not be entitled to any minimum termination entitlements required by the Ontario Employment Standards Act, 2000 (“ESA”), and no minimum termination entitlements contemplated in the ESA shall apply to the Aufrichtig Agreement.
All equity incentives granted to Mr. Aufrichtig will be subject to accelerated vesting upon a change of control, upon termination by the Company without cause, or death of Mr. Aufrichtig.

Dr. Neil Maresky — Chief Executive Officer
The Company, its wholly-owned subsidiary, Biomed II, and Dr. Neil Maresky entered into an employment agreement dated January 25, 2024 (the “Maresky Agreement”), pursuant to which he shall perform the services of Chief Executive Officer of the Company on a full time basis in consideration for a base salary of $360,000.00 per annum. Dr. Maresky shall be entitled to an initial award of 200,000 RSUs. Any Common Shares issued pursuant thereto will be subject to a lock-up period ending January 25, 2025, and a clawback at the option of the Company should Dr. Maresky’s appointment be terminated by the Company for cause or should Dr. Maresky resign without good reason. For each completed fiscal year of the Company, Dr. Maresky shall be eligible to receive an annual cash bonus based on a target bonus opportunity of 50% to 100% of Dr. Maresky’s annual base salary, based on the achievement of performance metrics approved by the Compensation Committee. Dr. Maresky will further be entitled to 547,412 RSUs, which will be granted no earlier than July 25, 2024 and shall vest in tranches.
The Company may terminate the Maresky Agreement without cause, or in relation to a change of control at any time and Dr. Maresky may terminate the Maresky Agreement for good reason (as defined in the agreement), and in each such case the Company shall pay Dr. Maresky severance pay (in lieu of notice) equal to 24 months of Dr. Maresky’s base salary (as at the date of notice of termination) plus an additional amount equal to the aggregate annual bonuses paid to Dr. Maresky over the preceding 12 months (from the date of notice of termination) plus a prorated payment on account of any annual bonus targets already met by Dr. Maresky as of the date of notice of termination for all active services rendered up to that date (calculated at target). Dr. Maresky shall be entitled to exercise any vested stock options until the earlier of 1) the option expiry date or 2) a date which is 12 months from the effective date of termination, and if so required, the Company shall extend the option expiry date accordingly.
In the event of termination by the Company for cause or by Dr. Maresky without good reason, Dr. Maresky shall not be entitled to any severance pay or any other payments, and none of the unvested equity incentives granted to Dr. Maresky shall vest.
All equity incentives granted to Dr. Maresky will be subject to accelerated vesting upon a change of control, upon termination by the Company without cause, or death of Dr. Maresky.
Dr. Maresky shall be entitled to continuation of benefits (if any) for the minimum period required by the ESA and the greater of: (A) all other minimum requirements of the ESA and (B) the severance pay and other payments set out in the Maresky Agreement.
Warwick Corden-Lloyd — Chief Financial Officer
The Company, its wholly-owned subsidiary, Biomed II, Warwick Corden-Lloyd (as principal) and CordenLloyd Consulting (Pty) Ltd (as consultant, and an entity controlled by Mr. Corden-Lloyd) entered into a consulting agreement dated January 25, 2024 (the “Corden-Lloyd Agreement”), pursuant to which Mr. Corden-Lloyd shall perform the services of Chief Financial Officer of the Company in consideration for a base fee of $180,000 per annum. Mr. Corden-Lloyd shall be entitled to 80,000 RSUs as an initial award. Any Common Shares issued pursuant thereto will be subject to a lock — up period ending January 25, 2025, and a clawback at the option of the Company should Mr. Corden-Lloyd’s appointment be terminated by the Company for cause or should Mr. Corden-Lloyd resign without good reason. For each completed fiscal year of the Company, Mr. Corden-Lloyd shall be eligible to receive an annual cash bonus based on a target bonus opportunity of 30% to 80% of Mr. Corden-Lloyd’s annual base fee, based on the achievement of performance metrics approved by the Compensation Committee. Mr. Corden-Lloyd will further be entitled to 171,299 RSUs, which will be granted no earlier than July 25, 2024 and shall vest in tranches.
The Company may terminate the Corden-Lloyd Agreement without cause, or in relation to a change of control at any time and Mr. Corden-Lloyd may terminate the Corden-Lloyd Agreement for good reason (as defined in the agreement), and in each such case the Company shall pay Mr. Corden-Lloyd severance pay (in lieu of notice) equal to 12 months of Mr. Corden-Lloyd’s base fee (as at the date of notice of termination) plus an additional amount equal to the aggregate annual bonuses paid to Mr. Corden-Lloyd over the preceding 12 months (from the date of notice of termination) plus a prorated payment on account of any annual bonus targets already met by Mr. Corden-Lloyd as of the date of notice of termination for all active services rendered up to that date (calculated at target). Mr. Corden-Lloyd shall be entitled to exercise any vested stock options until the earlier of 1) the option expiry date or 2) a date which is 12 months from the effective date of termination, and if so required, the Company shall extend the option expiry date accordingly.
In the event of termination by the Company for cause or by Mr. Corden-Lloyd without good reason, Mr. Corden-Lloyd shall not be entitled to any severance pay or any other payments, and none of the unvested equity incentives granted to Mr. Corden-Lloyd shall vest.
Mr. Corden-Lloyd shall not be entitled to any minimum termination entitlements required by the ESA, and no minimum termination entitlements contemplated in the ESA shall apply to the Corden-Lloyd Agreement.
All equity incentives granted to Mr. Corden — Lloyd will be subject to accelerated vesting upon a change of control, upon termination by the Company without cause, or death of Mr. Corden — Lloyd.
Christopher Bull, Marc Balkin, Dr Seth Feuerstein — Letters of Appointment (Non-Executive Directors)
Each of Christopher Bull, Marc Balkin, and Dr Seth Feuerstein have entered into letters of appointment on identical terms in their positions as non-executive directors (“NED”). Each NED’s appointment under this letter is for an initial term commencing January 25, 2024 until the date of the first annual general meeting of the Company, unless terminated earlier by either party giving to the other one month’s prior written notice. Each NED’s appointment is further subject to the Company’s articles of association, and re-election to the board by the Company’s shareholders at the first annual general meeting of the Company.
Each NED is compensated for their services as a non-executive director in accordance with the compensation, annual bonus and long-term incentive policy adopted by the Board on February 2, 2024, as supplemented by the performance metrics to be approved by the Compensation Committee of the Company in accordance with the Company’s rules and policies governing performance and bonus schemes (still to be adopted). Each of Mr. Balkin and Dr. Feuerstein earn US$2,500 per month / US$30,000.00 per annum and have been allocated 45,618 RSU’s as equity / long-term incentive awards, and Mr. Bull earns £6,250 per month / £75,000 per annum and has been allocated 155,191 RSUs as equity / long-term incentive awards.
STATEMENT OF CORPORATE GOVERNANCE MATTERS
Corporate Governance
We have structured our corporate governance in a manner we believe will closely align our interests with those of our shareholders. Notable features of this corporate governance include:
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we have a majority of independent directors on our Board, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

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we have an audit committee that consists of three independent directors, at least one of whom qualifies as an “audit committee financial expert” as defined by the SEC; and

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we have implemented a range of other corporate governance practices, including implementing a robust director education program.

Number and Terms of Office of Officers and Directors
Our officers are appointed by the board of directors. Our board of directors is authorized to appoint officers as it deems appropriate. Our Board currently consists of 5 members, and pursuant to our Articles of Incorporation, may consist of a maximum of 10 members and a minimum of 3 members.
Independence of our Board of Directors
Three of our five directors are independent directors and our Board has an independent audit committee. The Board determines which members are “independent.” The Board has determined that each of Messrs. Balkin, Bull and Feuerstein is “independent” as such term is defined under the Exchange Act and the rules of Nasdaq.

Committees of the Board of Directors
The Board directs the management of our business and affairs and conducts its business through meetings of the Board and standing committees. The Company has audit, compensation and nominating and governance committees, each of which operates under a written charter.
In addition, from time to time, special committees may be established under the direction of the Board when the Board deems it necessary or advisable to address specific issues. Current copies of the Company’s committee charters will be posted on the Company’s website, as required by applicable SEC and Nasdaq rules. The information on or available through any of such website is not deemed incorporated in this Circular and does not form part of this Circular.
Audit Committee
Our audit committee (the “Audit Committee”) consists of Marc Balkin, Chris Bull and Dr. Seth Feuerstein. Mr. Balkin is an “audit committee financial expert” within the meaning of SEC regulations. Mr. Balkin serves as the chairperson of the Audit Committee. Each member of the Audit Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the Board will examine each Audit Committee member’s scope of experience and the nature of their employment.
The Company has adopted an audit committee charter, which details the principal functions of the Audit Committee, including:
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monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

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reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

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overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;

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reviewing and approving in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

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providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our Board, including Sarbanes-Oxley Act implementation, and making recommendations to our Board of directors regarding corporate governance issues and policy decisions.

Compensation Committee
Our compensation committee (the “Compensation Committee”) consists of Marc Balkin, Chris Bull and Dr. Seth Feuerstein. The chair of the compensation committee is Chris Bull.
The Compensation Committee is governed by a written charter approved by the Board. The charter of the Compensation Committee permits the Compensation Committee to engage outside consultants and to consult with human resources consultants when appropriate to assist in carrying out its responsibilities. Compensation consultants have not been engaged by the Company to recommend or assist in determining the amount or form of compensation for any current executive officers or directors of the Company. The Compensation Committee may also obtain advice and assistance from internal or external legal, accounting, or other advisers selected by the Compensation Committee. Our Compensation Committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) consists of Marc Balkin, Chris Bull and Dr. Seth Feuerstein. The chair of the Nominating and Corporate Governance Committee is Marc Balkin.

The Nominating and Corporate Governance Committee is governed by a written charter approved by the Board. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the Board for consideration and reviewing our corporate governance policies.
Code of Ethics
We have adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.
Corporate Governance Practices and Foreign Private Issuer Status
The Company is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, the Company is permitted to follow the corporate governance practices of its home country in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, the Company is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. The Company is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of the Company’s securities.
In addition, as a “foreign private issuer”, the Company is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. The Company currently intends to follow some, but not all, of the corporate governance requirements of Nasdaq. With respect to the corporate governance requirements of the Company that it does follow, the Company cannot give assurances that it will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow the Company to follow its home country practice. Unlike the requirements of Nasdaq, the Company is not required, under the corporate governance practice and requirements in Ontario, to have its board consist of a majority of independent directors, nor is the Company required to have a compensation committee, a nominating or a corporate governance committee consisting entirely of independent directors, or to have regularly scheduled executive sessions with only independent directors each year. Such home country practices may afford less protection to holders of Common Shares.
The Company intends to rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings and with respect to Nasdaq shareholder approval rules. Whereas under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 33 1∕3% of the total issued and outstanding voting power of our shares at each general meeting, pursuant to our bylaws, the quorum required for a general meeting will consist of at least two shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares.
Limitation on Liability and Indemnification of Officers and Directors
Section 136 of the Business Corporations Act (Ontario) (the “OBCA”) governs the indemnification of directors and officers of a corporation and provides that a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. A corporation shall not indemnify an individual unless the individual acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request. If the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, a corporation shall not indemnify an individual unless the individual had reasonable grounds for believing that the individual’s conduct was lawful.
The Company has entered into indemnification agreements with each director and officer of the Company in accordance with the provisions of the OBCA cited above, which are incorporated into such agreements. Under the indemnification agreements the termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the individual did not act honestly and in good faith and with a view to the best interests of the corporation or that the individual had reasonable cause to believe that his or her conduct was unlawful. To the extent permissible by law, there shall be a presumption that the individual acted honestly and in good faith and with a view to the best interests of the corporation and that the individual had no reasonable cause to believe that his or her conduct was unlawful in the absence of fraud unless a question of law is involved.
Non-Employee Director Compensation
In connection with the consummation of the Business Combination, the Board has adopted a non-employee director compensation policy designed to align compensation with the Company’s business objectives and the creation of shareholder value, while enabling the Company to attract and retain directors to contribute to the Company’s long-term success.
Cash and Equity Compensation
The Company’s Compensation Committee approved the named executive officers’ compensation at its first meeting. Following the Business Combination, compensation arrangements for the Company’s executive officers was determined based on the compensation policies, programs and procedures established by the Compensation Committee, which entailed: (i) for directors and executive officers (a) market related base annual salaries or fees, (b) annual cash bonuses based on a target percentage of such base annual salaries or fees based on the achievement of performance metrics approved by the Compensation Committee, (c) a sign-on award in the form of RSUs, which may be converted into Common Shares and which are subject to a trading lock-up period as well as a clawback policy and (d) long-term equity awards in the form of RSUs based on a multiple of such base annual salaries or fees, and (ii) for non-executive directors (y) a fixed monthly fee and (z) long-term equity awards in the form of RSUs based on a multiple of such fixed monthly fee.
For information regarding share options granted to Psyence’s directors and executive officers, see the section entitled “Director and Executive Compensation.”
Indemnification Agreements
The Company has entered into indemnification agreements with each of its officers and directors. Under these agreements, the Company may agree to indemnify its directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer (as the case may be) of the Company.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
Since the beginning of the last completed financial year and up to the date hereof, no director, executive officer or employee or former executive officer, director, or employee of the Corporation or any of its subsidiaries has been indebted to the Corporation.
OTHER INFORMATION
Registrar and Transfer Agent
The registrar and transfer agent of the Corporation is Continental Stock Transfer & Trust Co., 1 State Street, New York, NY, 10004.

Related Party Transactions
On January 25, 2024, the Corporation issued an unsecured convertible promissory note to PGI (the “PGI Note”), in the principal amount of $1,610,657, which is equal to the total amount owed to PGI in connection with loans PGI had previously made to the Corporation. The PGI Note bears no interest, and (i) $150,000 of the principal balance of the PGI Note was payable on the date of the Closing and (ii) $1,460,657 of the principal balance of the PGI Note will be payable on the date that is the one-year anniversary after the Business Combination, or January 25, 2025. On or prior to the maturity date, at the option of PGI, any amounts outstanding under the PGI Note may be converted into securities of the Corporation or securities of its affiliate, at a conversion price and with terms to be mutually agreed; provided however, such conversion price and terms shall not be less favorable to the conversion price and terms agreed by the parties to the NCAC Replacement Note (as described below).
On January 25, 2024, NCAC issued an unsecured convertible promissory note to the Sponsor (the “NCAC Replacement Note”), in the principal amount of $1,615,501, which is equal to the total amount owed to Sponsor under certain existing promissory notes previously issued by NCAC to the Sponsor (the “Existing Notes”). The NCAC Replacement Note bears no interest, and (i) $100,000 of the principal balance of the NCAC Replacement Note was payable on the date of the Closing and (ii) $1,515,501 of the principal balance of the NCAC Replacement Note will be payable on the date that is the one-year anniversary after the Business Combination, or January 25, 2025. On or prior to the maturity date, at the option of Sponsor, any amounts outstanding under the NCAC Replacement Note may be converted into securities of the Corporation or securities of its affiliate, at a conversion price and with terms to be mutually agreed; provided however, such conversion price and terms shall not be less favorable to the conversion price and terms agreed by the parties to the PGI Note. Upon receipt by Sponsor of the NCAC Replacement Note, any and all obligations owing by NCAC under the Existing Notes was satisfied and discharged in full and the respective Existing Notes immediately and automatically terminated and will be of no further effect.
Effective September 30, 2024, the Corporation entered into swap agreements with each of the Sponsor and PGI (the “Swap Agreements”). Pursuant to the Swap Agreements, the Company has agreed to issue to the Sponsor and PGI 3,231,002 Common Shares and 2,075,920 Common Shares, respectively, at a price of $0.50 per Common Share. In exchange therefor, the Sponsor has agreed to discharge the entire obligation of $1,615,501 due under Existing Notes and PGI has agreed to discharge a portion of the obligation due under the PGI Note. In the event that the average volume-weighted average price, or VWAP, for the ten trading days prior to January 15, 2025 is lower than $0.50, the Corporation is also required to make a “make whole payment” in cash or Common Shares, as set forth in the respective Swap Agreements. The Corporation has agreed to register the resale of the Common Shares, as set forth in the Swap Agreements.
Each Swap Agreement contains customary representations, warranties and covenants of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.
The foregoing description of the Swap Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Swap Agreements.
Equity Incentive Plans
See “Management — Equity Incentive Plans.”
Employment Agreements and Indemnification Agreements
See “Executive Compensation — Employment, Consulting and Management Agreements” and “Management — Limitation on Liability and Indemnification of Officers and Directors.”
Related Party Transaction Policy
The Board has adopted a written related party transaction policy, which sets forth the policies and procedures for the review and approval or ratification or related person transactions.

A “Related Person Transaction” is a transaction, arrangement or relationship in which the Corporation or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest.
A “Related Person” means:
•
any person who is, or at any time during the applicable period was, one of the Corporation’s officers or one of the Corporation’s directors or officers;

•
any person who is known by the Corporation to be the beneficial owner of more than five percent (5%) of its voting stock;

•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, officer or beneficial owner of more than five percent (5%) of its voting stock; and

•
any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a ten percent (10%) or greater beneficial ownership interest.

The Corporation has policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the audit committee will have the responsibility to review related party transactions.
Interest of Informed Persons in Material Transactions
Except as disclosed in this Circular or the Schedules hereto, none of the informed persons of the Corporation (as defined in National Instrument 51-102), nor any of the Corporation’s principal holders of Common Shares, directors, senior officers, or any associate or affiliate of the foregoing persons, have any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation.
Interests of Certain Persons in Matters to be Acted Upon
Except for Service Provides (as defined in the 2023 Plan), including our directors, officers, and senior managers who may be granted securities pursuant to the 2023 Plan and except as otherwise disclosed in this Circular or the Schedules hereto, none of the Corporation’s principal holders of Common Shares, directors, senior officers, or any associate or affiliate of the foregoing persons, have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.
Additional Information
Additional information relating to the Corporation is available through the internet through the U.S. Security and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system which can be accessed at www.sec.gov without charge. Financial information on the Corporation is provided in the comparative financial statements and management discussion and analysis of the Corporation for its most recently completed financial year which can also be accessed at www.sec.gov, or which may be obtained upon request to the Corporate Secretary at 121 Richmon Street West, Penthouse 1300, Toronto, Ontario M5K 2K1.

APPROVAL OF DIRECTORS
The contents and sending of this Information Circular to the Shareholders of the Corporation have been approved by the Board.
DATED at Toronto, Ontario as of the 23rd day of October 2024.
BY ORDER OF THE BOARD OF DIRECTORS
/s/ Dr. Neil Maresky
Neil Maresky
Chief Executive Officer & Director

INDEX TO FINANCIAL STATEMENTS
Consolidated Financial Statements for Psyence Biomedical Ltd. as of and for the Years ended March 31, 2024 and 2023

Psyence Biomedical Ltd.
(Formerly the carve-out of Psyence Biomed Corp.)
Consolidated Financial Statements
For the years ended March 31, 2024 and 2023
Expressed in United States Dollars
(USD $)

Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards. These financial statements contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.
The Audit Committee of the Board of Directors reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.
The Company’s auditors, MNP LLP, are appointed by the audit committee to conduct an audit and their report follows.
“Dr. Neil Maresky”
/s/ Dr. Neil Maresky

Chief Executive Officer
Toronto, Canada
July 25, 2024

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Psyence Biomedical Ltd.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Psyence Biomedical Ltd. (the “Company”) as at March 31, 2024 and 2023, and the related consolidated statements of net loss and comprehensive loss, changes in shareholder equity (deficit), and cash flows for each of the years in the two-year period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2024 and 2023, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended March 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Change in Accounting Policy
As discussed in Note 3 to the consolidated financial statements, the Company has changed its presentation currency from Canadian dollars to U.S. dollars. The change in presentation currency is as of January 25, 2024, and this change has been retrospectively applied in the consolidated financial statements.
Material Uncertainty Related to Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses and has not generated any revenue to date, which raises significant doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Burlington, Ontario	Chartered Professional Accountants
July 25, 2024	Licensed Public Accountants
We have served as the Company’s auditor since 2023.
MNP LLP

PSYENCE BIOMEDICAL LTD.
Consolidated Statements of Financial Position
As at March 31, 2024 and March 31, 2023
USD$	Note (1)	As at March 31, 2024 (Consolidated)	As at March 31, 2023 (Carve-out)
			(Restated Note 3)
ASSETS
Current assets
Cash and cash equivalents	6	733,188	1,334,280
Restricted cash	6	29,611	29,556
Other receivables		41,747	149,369
Prepaids		322,126	77,050
Total current assets		1,126,672	1,590,255
Non-current assets
Equipment	7	5,487	—
TOTAL ASSETS		1,132,159	1,590,255
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	8	755,202	1,790,700
Convertible note liability	9	7,657,397	—
Derivative warrant liabilities	10	901,608	—
Due to NCAC Sponsor	11	1,474,256	—
Due to Psyence Group Inc	11	1,316,236	—
TOTAL LIABILITIES		12,104,699	1,790,700
EQUITY
Share Capital	12	46,125,397	5,934,141
Accumulated Deficit		(57,458,994)	(6,299,946)
Reserves		361,057	165,360
NET DEFICIT		(10,972,540)	(200,445)
TOTAL LIABILITIES AND NET DEFICIT		1,132,159	1,590,255
Nature of operations (note 1)
Subsequent events (note 19)
Approved on behalf of Board of Directors
“Dr. Neil Maresky” Chief Executive Officer and Director	“Jody Aufrichtig” Executive Chairman and Director
The accompanying notes are an integral part of the Consolidated Financial Statements

PSYENCE BIOMEDICAL LTD.
Consolidated Statements of Net Loss and Comprehensive Loss
For the years ended March 31, 2024 and 2023
USD $	Note (1)	2024 (Consolidated)	2023 (Carve-out)
			(Restated Note 3)
Expenses
Sales and marketing		80,603	7,029
Research and development		954,593	1,608,895
General and administrative	15	557,904	366,435
Professional and consulting fees	15	1,158,484	1,252,510
Loss before other items		(2,751,584)	(3,234,869)
Other items
Other income	13	879,344	—
Depreciation	7	(240)	—
Interest income		2,134	1,554
Interest expense	13	(52,941)	—
Foreign exchange gain		(2,695)	26,912
Listing expense	5	(41,481,605)	—
Transaction expense	5	(2,461,025)	—
Gain on debt settlement	12	281,500	—
Fair value loss on convertible note	9	(5,157,397)	—
Fair value loss on warrant liability	10	(306,250)	—
Fair value loss on promissory notes	11	(108,288)	—
NET LOSS		(51,159,048)	(3,206,403)
Other comprehensive income/(loss)
Foreign exchange gain/(loss) on translation		3,715	(89,828)
Other comprehensive income		191,982	—
TOTAL COMPREHENSIVE LOSS		(50,963,351)	(3,296,231)
Loss per share – basic and diluted		(7.82)	(0.66)
Weighted average number of outstanding shares – basic and diluted		6,517,215	5,000,000
The accompanying notes are an integral part of the Consolidated Financial Statements

PSYENCE BIOMEDICAL LTD.
Consolidated Statements of Changes in Shareholder Equity
For the years ended March 31, 2024 and 2023
USD $	Note	Number of shares	Share capital	Reserves	Deficit	Total shareholders’ equity (deficit)
Opening balance as at April 1, 2022		—	4,537,055	255,188	(3,093,543)	1,698,700
Psyence Group Inc contribution		—	1,397,086	—	—	1,397,086
Net loss for the year		—	—	—	(3,206,403)	(3,206,403)
Other comprehensive loss		—	—	(89,828)	—	(89,828)
Balance, March 31, 2023		—	5,934,141	165,360	(6,299,946)	(200,445)
Opening balance as at April 1, 2023		—	5,934,141	165,360	(6,299,946)	(200,445)
Issuance of shares to Psyence Group Inc	12	5,000,000	—	—	—	—
Issuance of shares to NCAC shareholders	5	7,794,659	37,336,416	—	—	37,336,416
Issuance of shares for debt settlement	12	150,000	718,500	—	—	718,500
Issuance of shares to third party advisors	12	446,000	2,136,340	—	—	2,136,340
Net loss for the year		—	—	—	(51,159,048)	(51,159,048)
Other comprehensive income		—	—	195,697	—	195,697
Balance, March 31, 2024		13,390,659	46,125,397	361,057	(57,458,994)	(10,972,540)
The accompanying notes are an integral part of the Consolidated Financial Statements

PSYENCE BIOMEDICAL LTD.
Consolidated Statements of Cash Flows
For the years ended March 31, 2024 and March 31, 2023
	Note (1)	Year ended March 31, 2024 (Consolidated)	Year ended March 31, 2023 (Carve-out)
			(Restated Note 3)
Net loss		(51,159,048)	(3,206,403)
Non-cash adjustment:
Fair value loss on convertible note	9	5,157,397	—
Fair value loss on derivative warrant	10	306,250	—
Fair value loss on promissory notes	11	300,270	—
Gain on debt settlement	12	(281,500)	—
Share based compensation	16	317,882	221,287
Depreciation	7	240	—
Foreign exchange		3,658	(84,499)
Listing expense	5	41,481,605	—
Transaction expenses	5	2,100,830	—
Changes in working capital:
Other receivables		107,622	(109,858)
Prepaids		(245,075)	(71,665)
Accounts payable and accrued liabilities	8	(1,035,498)	1,659,058
Cash used in operating activities		(2,945,367)	(1,592,080)
Additions to equipment	7	(5,727)	—
Cash used for investing activities		(5,727)	—
Proceeds received from convertible note	9	2,500,000	—
Payment of promissory note	11	(150,000)	—
Proceeds received from Psyence Group Inc		—	1,172,923
Cash provided from financing activities		2,350,000	1,172,923
Change in cash and cash equivalents		(601,092)	(419,157)
Cash and cash equivalents, beginning of year		1,334,280	1,753,437
Cash and cash equivalents, end of year		733,188	1,334,280
The accompanying notes are an integral part of the Consolidated Financial Statements

PSYENCE BIOMEDICAL LTD.
Notes to the Consolidated Financial Statements
1.   Nature of operations and going concern
Psyence Biomedical Ltd. (the “Company” or “PBM”), is a life science biotechnology company traded on the Nasdaq exchange (NASDAQ: PBM) that is focused on the development of botanical (nature derived, or non-synthetic) psilocybin-based psychedelic medicines. The Company is working towards developing safe and effective, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders. The Company is initially focused on mental health disorders in the context of Palliative Care. The Company is currently conducting research through clinical trials to evaluate the safety and effectiveness of natural psilocybin in treating adjustment disorder in patients with an incurable cancer diagnosis in a palliative care context (the “Clinical Trials”).
The Company’s registered office is at 121 Richmond Street West, PH Suite 1300, Toronto, Ontario M5H 2K1.
The Company listed on the NASDAQ exchange on January 25, 2024. (“Carve-out Financial Statements”).
On February 15, 2023, Psyence Australia (Pty) Ltd was incorporated and registered in Victoria, Australia. It is a wholly owned subsidiary of the Company. It was incorporated as a wholly owned subsidiary of Psyence Group Inc. and was transferred to the Company concurrently upon completion of the RTO Transaction as described below.
Business Combination Agreement and NASDAQ listing
On January 9, 2023, Psyence Group Inc. (“Psyence Group” or “PGI”) entered into a definitive business combination agreement (the “Business Combination Agreement”) with Newcourt Acquisition Corp. (NASDAQ: NCAC), a special purpose acquisition company (“SPAC”). The agreement aimed to create a public company leveraging natural psilocybin for palliative care treatment. PGI is a listed Canadian company that contributed its clinical trial activities to the Company as described below. After the Business Combination Agreement closed the Company became an associate of PGI.
The transaction concluded on January 25, 2024, with PBM’s listing on NASDAQ. This transaction involved PBM acquiring the SPAC through a merger, thereby making the SPAC a wholly-owned subsidiary of PBM.
Transaction Overview:
On January 25, 2024 (the “Closing Date”), the Company, a corporation organized under the laws of Ontario, Canada, completed the previously announced business combination (the “RTO Transaction”) as per the Amended and Restated Business Combination Agreement (the “BCA”), dated July 31, 2023. The parties involved in the BCA included:
•
Psyence Group Inc.

•
Newcourt Acquisition Corp., a Cayman Islands exempted company.

•
Newcourt SPAC Sponsor LLC, a Delaware limited liability company (“NCAC Sponsor”).

•
Psyence (Cayman) Merger Sub, a Cayman Islands exempted company and a wholly owned subsidiary of Psyence Group.

•
Psyence Biomed Corp., a corporation organized under the laws of British Columbia, Canada (“Original Target”).

•
Psyence Biomed II Corp., a corporation organized under the laws of Ontario, Canada (“Psyence Biomed II”).

Key Transactions (collectively, the “Business Combination”):
Formation of Subsidiaries:   Prior to the execution of the BCA, Psyence Group formed two wholly owned subsidiaries: Psyence Biomed II and PBM.
Amalgamation:   Prior to the Closing Date, Psyence Group amalgamated with the Original Target. Consequently, Psyence Group transferred shares of Psyence Australia Pty Ltd. and related business assets previously owned by the Original Target to Psyence Biomed II.
Share Exchange:   Psyence Group contributed Psyence Biomed II to PBM in a share-for-share exchange (the “Company Exchange”).
Merger:   Following the Company Exchange, Psyence (Cayman) Merger Sub merged with Newcourt Acquisition Corp., with Newcourt Acquisition Corp. being the surviving entity. Each outstanding ordinary share of Newcourt Acquisition Corp. was converted into the right to receive one common share of PBM.
Warrant Conversion:   Each outstanding warrant to purchase Newcourt Acquisition Corp. Class A ordinary shares was converted into warrants to acquire one common share of PBM on substantially the same terms as the original warrants.
On January 15, 2024 and January 23, 2024, the parties to the Business Combination Agreement entered into letter agreements (the “Closing Letter Agreements”) pursuant to which, among other things, PBM, Psyence Group, Original Target and Merger Sub (collectively, the “Psyence Parties”) agreed, on a conditional basis, to waive the closing conditions contained in the BCA that, at or prior to the closing of the Business Combination (the “Closing”), (i) Newcourt SPAC shall have no less than $20,000,000, net of liabilities, as of the Closing (the “Minimum Cash Condition”) and (ii) the PIPE (Private Investment in Public Equity) Investment in the PIPE Investment Amount shall have occurred or shall be ready to occur substantially concurrently with the Closing (the “PIPE Investment Condition”) and (iii) to waive certain deliverables of the Business Combination Agreement (the “Closing Deliverables”). Upon the Closing, the Psyence Parties waived in full the Minimum Cash Condition, the PIPE Investment Condition and the Closing Deliverables.
Convertible Note Financing
On January 15, 2024, in connection with the Business Combination, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) by and among (i) the Company, (ii) Psyence Biomed II, (iii) Sponsor and (iv) certain investors (the “Investors”) relating to up to four senior secured convertible notes (collectively, the “Notes” and the transactions pursuant to the Securities Purchase Agreement, the “Financing”), obligations under which will be guaranteed by certain assets of the Company and Psyence Biomed II, issuable to the Investors at or after the Closing, as the case may be, for the aggregate principal amount of up to $12,500,000 in exchange for up to $10,000,000 in cash subscription amounts.
The Note for the first tranche of the Financing (the “First Tranche Note”), for a total of $3,125,000 of principal in exchange for a total of $2,500,000 in subscription amounts and was issued to the Investors substantially concurrently with, and contingent upon, the Closing. The Financing closed immediately prior to the Business Combination (Refer to Note 9).
Merger Consideration
As consideration for all the issued and outstanding Psyence Biomed II common shares that the Company received in the Company Exchange, the Company issued to Psyence Group, 5,000,000 Common Shares. As a result, Psyence Group is the largest shareholder of the Company as at March 31, 2024.
These Consolidated Financial Statements (the “Financial Statements”) provide historical financial information of PBM, reflecting PBM as if it had been historically operating the Clinical Trials conducted by Psyence Group prior to the listing of PBM. The Financial Statements are carve out statements up to the date of listing of PBM.

Going concern
These Financial Statements are prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. During the year ended March 31, 2024, the Company incurred a net loss and comprehensive loss of $50,963,351 (Year ended March 31, 2023: $3,296,231) and the Company has not yet generated any revenue. The Company’s ability to continue operations depends on its ability to secure additional financing. There is uncertainty regarding the availability of financing at acceptable terms, which could impact the Company’s ability to continue operating. These conditions indicate a material uncertainty that cast significant doubt on the Company’s ability to continue as a going concern.
These Financial Statements do not reflect the adjustments to the carrying values and classifications of assets and liabilities that would be necessary if the Company were unable to realize its assets and settle its liabilities as a in the normal course of operations. Such adjustments could be significant.
2.   Basis of presentation
Statement of compliance
The Financial Statements of the Company have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).
The Financial Statements were authorized for issue on July 25, 2024 by the directors of the Company.
Consolidated Statements of Financial Position
The Consolidated Statements of Financial Position include the assets and liabilities that are the Clinical Trial related assets and liabilities, which have been determined in the following manner:
•
Cash is comprised of cash and cash equivalents which the Company utilizes for working capital purposes.

•
Restricted cash comprises a guaranteed investment certificate which is held as collateral for a credit lending agreement.

•
Other receivables are comprised of sales tax receivable from the Canadian Revenue Agency and the Australian Taxation Office.

•
Prepaids consists of D&O insurance fees prepaid.

•
Accounts payable and accrued liabilities consist of audit, consulting fees and legal fees related to the Company and its Clinical Trials.

Consolidated Statements of Net Loss and Comprehensive Loss
•
The Consolidated Statements of Net Loss and Comprehensive Loss include operating expenses that are related to the Company and its Clinical Trials.

The Financial Statements up until January 25, 2024 were presented on a carve out basis (“Carve-out Financial Statements”).
The Financial Statements have been prepared on a carve-out basis from the PGI consolidated financial statements for the purpose of presenting the historical financial position, financial performance and cash flows of the Company on a stand-alone basis. The accounting policies applied in the Carve-out Financial Statements are, to the extent applicable, consistent with accounting policies applied in the PGI consolidated financial statements, and as a result, reflect the carrying amounts that are included in PGI’s consolidated financial statements.
In determining the perimeter of the Carve-out Financial Statements, the activities related to the Company’s clinical trials were considered to include the operations of Psyence Biomed Corp. and Psyence Australia (Pty) Ltd carried out through PGI directly as well as through legal entities of PGI as detailed above.

In the Carve-out Financial Statements of PBM, all intercompany balances and have been eliminated. The transactions and balances with the remaining PGI operations that are not part of these Carve-out Financial Statements have not been eliminated.
The Carve-out Financial Statements present the assets, liabilities, expenses and cash flows attributable to the clinical trial activities for the year ended March 31, 2023 and from April 1, 2023 to the Closing Date, and include allocations of certain transactions and balances.
The Company believes the allocation assumptions applied in the Carve-out Financial Statements to be a reasonable reflection of the utilization of services provided by PGI. However, different allocation assumptions could have resulted in different outcomes. The allocations are therefore not necessarily representative of the financial position, financial performance or cash flows that would have been reported if PBM operated on its own or as an entity independent from PGI during the periods presented.
The Company believes the basis of preparation described above results in the Carve-out Financial Statements reflecting the assets and liabilities associated with PBM and reflects costs associated with the functions that would be necessary to operate independently.
Basis of consolidation
These Financial Statement incorporate the accounts of PBM and its subsidiaries performing Clinical Trials. A subsidiary is an entity controlled by PBM and its results are consolidated into the financial results of the Company from the effective date of control up to the effective date of loss of control.
Control exists when an investor is exposed, or has the rights, to variable returns from the involvement with the investee and has liability to affect those returns through its power over the investee.
The subsidiaries of PBM have been consolidated commencing the Closing Date and on March 31, 2024 for the purpose of these Financial Statements are as follows:
Name of entity	Place of incorporation	% ownership	Accounting method
Psyence Australia Pty Ltd.	Australia	100%	Consolidated
Pysence Biomed II Corp.	Canada	100%	Consolidated
Newcourt Acquisition Corp.	Cayman Islands	100%	Consolidated
Inter-company balances and transactions are eliminated upon consolidation.
The financial results of subsidiaries in financial year ended March 31, 2023 and up to January 25, 2024 were presented on a carve out basis.
Basis of measurement
These Financial Statements have been prepared on an accrual basis, are based on historical costs, unless otherwise noted.
Functional and presentation currency
These Financial Statements are presented in United States Dollars (“USD $”), which is also PBM’s functional currency. The Company’s functional currency before the Closing Date of the BCA was Canadian Dollars.
This changed upon consummation of the BCA at which time the USD $ represents the currency of the Company’s funding and is the currency of the primary economic environment in which the Company operates in, except for the Company’s Australian subsidiary which has an Australian Dollar functional currency.
See change in accounting policy in note 3 for further details on the change in the Company’s presentation currency.

3.   Material accounting policies
Financial instruments
Financial assets and financial liabilities, including derivatives, are recognized on the consolidated statements of financial position when the Company becomes a party to the financial instrument or derivative contract.
Summary of the Company’s classification and measurements of financial assets and liabilities:
Financial Assets and Liabilities	Classification	Measurement
Cash and cash equivalents	Amortized cost	Amortized cost
Restricted cash	Amortized cost	Amortized cost
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Derivative warrant liability	FVTPL	Fair value
Convertible notes	FVTPL	Fair value
NCAC promissory note	FVTPL	Fair value
PGI promissory note	FVTPL	Fair value
Classification
The Company classifies its financial assets and financial liabilities in the following measurement categories: i) those to be measured subsequently at fair value through profit or loss (“FVTPL”); ii) those to be measured subsequently at fair value through other comprehensive income (“FVOCI”); and iii) those to be measured at amortized cost. The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at FVTPL (irrevocable election at the time of recognition). For assets and liabilities measured at fair value, gains and losses are either recorded in net loss or other comprehensive income (loss).
The Company reclassifies financial assets only when its business model for managing those assets changes. Financial liabilities are not reclassified.
Amortized cost
This category includes financial assets that are held within a business model with the objective to hold the financial assets to collect contractual cash flows that meet the sole payments of principal and interest (“SPPI”) criterion. Financial assets classified in this category are measured at amortized cost using the effective interest method.
Fair value through profit or loss
This category includes derivative instruments as well as quoted equity instruments which the Company has irrevocably elected, at initial recognition or transition, to classify at FVTPL. This category would also include debt instruments of which the cash flow characteristics fail the solely payments of principal and interest (“SPPI”) criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in net loss. The Company records its financial liabilities including derivatives, convertible loans and promissory notes at FVTPL. Derivatives are mandatorily recorded at FVTPL, whereas the Company has elected to record convertible loans and promissory notes at FVTPL.
Financial assets at fair value through other comprehensive income
Equity instruments that are not held-for-trading can be irrevocably designated to have their change in fair value recognized through other comprehensive income (loss) instead of through net loss. This election can be made on individual instruments and is not required to be made for the entire class of instruments. Attributable transaction costs are included in the carrying value of the instruments.

Financial assets at fair value through other comprehensive income/(loss) are initially measured at fair value and changes therein are recognized in other comprehensive income/(loss).
Compound financial instrument and derivative liability
The Company determined that the warrants, including public warrants and the private warrants are derivative instruments and should be classified as a financial liability and are measured at FVTPL. Derivative and financial liabilities designated at FVTPL are carried subsequently at fair value with gains or losses recognized in net loss.
Each embedded derivative is measured and presented separately unless the whole hybrid financial instrument is designated as at FVTPL.
Measurement
All financial instruments are required to be measured at fair value on initial recognition, plus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed in net loss. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.
Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any changes taken through net loss or other comprehensive income/(loss) (irrevocable election at the time of recognition). For financial liabilities measured subsequently at FVTPL, changes in fair value are recorded in profit and loss, except where changes in fair value are attributable to changes in own credit risk which is recorded in other comprehensive income.
Cash and cash equivalents
Cash and cash equivalents include cash on hand and, when applicable, short-term, highly liquid deposits which are either cashable or with original maturities of less than three months at the date of their acquisition.
Restricted cash
Restricted cash comprises a collateral agreement with a major chartered bank in Canada with regards to a credit card facility against which the Company deposited in a guaranteed investment certificate with the bank.
Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is transfer of resources or obligations between related parties.
Change in accounting policy
Pursuant to completion of the Business Combination Agreement and NASDAQ listing as explained in Note 1 to the audited consolidated financial statements, on January 25, 2024, the Corporation decided to change the presentation currency of its consolidated financial statements from Canadian Dollars to United States Dollars.
The Board of Directors believe that US Dollar financial reporting provides more relevant presentation of the Corporation’s financial position, funding and treasury functions, financial performance and cash flows.

A change in presentation currency represents a change in accounting policy in terms of IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors, requiring the restatement of comparative information.
In accordance with IAS 21 — The Effects of Changes in Foreign Exchange Rates, the methodology followed in restating historical financial information from CDN$ to US$.
The average and closing rates used in translating the historical financial information from CDN$ to US$ for the various periods were as follows:
The closing rate used as at March 31, 2024 was $0.738 and as at March 31, 2023 was $0.7389.
The average rate used for the year ended March 31, 2024 was $0.7415, for the year ended March 31, 2023 was $0.7559 and for the year ended March 31, 2022 was $0.8003.
The change in presentation currency is a voluntary change which is accounted for retrospectively. For comparative reporting purposes, historical financial information has been translated to United States dollars which is disclosed in the tables below:
Change in presentation currency	March 31, 2023 Reported CAD $	Foreign Currency Translation	March 31, 2023 Restated USD $
ASSETS
Current assets
Cash and cash equivalents	1,805,765	(471,485)	1,334,280
Restricted cash	40,000	(10,444)	29,556
Other receivables	202,150	(52,782)	149,369
Prepaids	104,276	(27,226)	77,050
Total current assets	2,152,192	(561,937)	1,590,255
TOTAL ASSETS	2,152,192	(561,937)	1,590,255
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,423,467	(632,767)	1,790,700
TOTAL LIABILITIES	2,423,467	(632,767)	1,790,700
EQUITY
Net equity	(271,275)	70,830	(200,445)
NET DEFICIT	(271,275)	70,830	(200,445)
TOTAL LIABILITIES AND NET DEFICIT	2,152,192	(561,937)	1,590,255
Change in presentation currency	March 31, 2022 Reported CAD $	Foreign Currency Translation	March 31, 2022 Restated USD $
ASSETS
Current assets
Cash and cash equivalents	2,191,095	(437,658)	1,753,437
Restricted cash	40,000	(7,990)	32,010
Other receivables	49,372	(9,862)	39,510
Prepaids	6,729	(1,344)	5,385
Total current assets	2,287,196	(456,854)	1,830,342
TOTAL ASSETS	2,287,196	(456,854)	1,830,342

Change in presentation currency	March 31, 2022 Reported CAD $	Foreign Currency Translation	March 31, 2022 Restated USD $
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	164,500	(32,858)	131,642
TOTAL LIABILITIES	164,500	(32,858)	131,642
EQUITY
Net equity	2,122,696	(423,996)	1,698,700
NET DEFICIT	2,122,696	(423,996)	1,698,700
TOTAL LIABILITIES AND NET DEFICIT	2,287,196	(456,854)	1,830,342

Change in presentation currency	March 31, 2023 Reported CAD $	Foreign Currency Translation	March 31, 2023 Restated USD $
Expenses
Sales and marketing	9,292	(2,263)	7,029
Research and development	2,126,762	(517,867)	1,608,895
General and administrative	484,382	(117,947)	366,435
Professional and consulting fees	1,655,663	(403,153)	1,252,510
Loss before other items	(4,276,099)	(1,041,230)	(3,234,869)
Other items
Interest income	2,054	(500)	1,554
Foreign exchange gain	35,574	(8,662)	26,912
NET LOSS	(4,238,471)	(1,050,392)	(3,206,403)
Change in presentation currency	March 31, 2023 Reported CAD $	Foreign Currency Translation	March 31, 2023 Restated USD $
Net loss	(4,238,471)	1,032,068	(3,206,403)
Non-cash adjustment:
Share based compensation	292,756	(71,469)	221,287
Foreign exchange	—	(84,499)	(84,499)
Changes in working capital:
Other receivables	(152,778)	42,920	(109,858)
Prepaids	(97,547)	25,882	(71,665)
Accounts payable and accrued liabilities	2,258,967	(599,909)	1,659,058
Cash used in operating activities	(1,937,073)	344,993	(1,592,080)
Proceeds received from Psyence Group Inc	1,551,744	(378,821)	1,172,923
Cash provided from financing activities	1,551,744	(378,821)	1,172,923
Change in cash and cash equivalents	(385,329)	(33,828)	(419,157)
Cash and cash equivalents, start of year	2,191,095	(437,658)	1,753,437
Cash and cash equivalents, end of year	1,805,765	(471,486)	1,334,280

Research and development
Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in the statements of net loss and comprehensive loss as incurred.
Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.
Provisions
Provisions are recognized when the Company has a present obligation, legal or constructive as a result of a previous event, if it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the obligation. The amount recognized is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligations. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate of the expected future cash flows.
Foreign currency translation
The Financial Statements are presented in USD $ which is PBM’s functional currency. The functional currency of its subsidiary consolidated within these Financial Statements is AUD $.
In each individual entity, a foreign currency transaction is initially recorded in the functional currency of the entity, by applying the exchange rate between the functional currency and the foreign currency at the date of the transaction.
At the end of the reporting period, monetary assets and liabilities of the Company which are denominated in foreign currencies are translated at the period-end exchange rate. Non-monetary assets and liabilities are translated at rates in effect at the date the assets were acquired, and liabilities incurred.
The resulting exchange gains or losses arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition, are included in statement of net loss and comprehensive loss in the period in which they arise.
For the purpose of presenting these Financial Statements, the assets and liabilities of the subsidiary are translated into USD $ at the exchange rates prevailing at the end of the reporting period. Income and expenses are translated at the average rates for the period. The differences from translating subsidiaries is recorded in reserves.
Loss per share
The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares, which comprise convertible debentures, warrants and share options issued.
Share based compensation
The fair value of the options and RSUs granted by the Company shall be recognized as an expense in the Consolidated Financial Statements of the Company. The expense shall be recognized over the vesting period of the options. The fair value options shall be determined using the Black-Scholes model.

Income taxes
Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the income tax is also recognized directly in equity or other comprehensive income, in which case the income tax is also recognized directly in equity or other comprehensive income.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the end of the reporting period, and any adjustments to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company.
Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Financial Statements. Deferred income tax is determined on a non-discounted basis using the tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.
Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.
4.   Critical accounting estimates and judgements
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions concerning the future. Actual results may differ from these estimates. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised. The following are deemed to be critical accounting policies as these require a high level of subjectivity and judgement and could have a material impact on PBM’s financial statements.
Going concern
These Financial Statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.
Management routinely plans future activities including forecasting future cash flows and forming judgements collectively with directors of the Company.
Judgement is required in determining if the Company’s has sufficient cash reserves, together with all other available information, to continue as a going concern for a period of at least twelve months.
As at March 31, 2024 the Company has concluded that a material uncertainty exists that casts significant doubt about the Company’s ability to continue as a going concern.
Reverse takeover transaction
The determination of fair values of consideration paid and net assets acquired is subject to significant estimation. The Company treated the RTO Transaction as a capital transaction equivalent to the issue of shares of the Company in exchange for the net monetary assets of NCAC. The Company determined that the original shareholders of PGI became the single largest shareholder of the Company after the RTO Transaction, therefore the Company was the acquiror and NCAC was the acquiree.
The Company has determined the RTO Transaction did not constitute a business combination as defined under IFRS 3, Business Combinations, as NCAC is a non-operating entity that does not meet the definition of a business under IFRS 3. The excess of the consideration paid over the net liability acquired together with any transaction costs incurred for the Transaction is expensed as a listing expense in accordance with IFRS 2 Share-Based Payments. The fair value of the consideration paid was estimated by the closing trading price ($4.79/share) of the Company’s common shares listed on the NASDAQ on January 25, 2024.
Convertible instruments
The valuation of convertible debt instruments is subject to significant management estimation. Convertible notes are compound financial instruments which have been designated as a FVTPL classification.
The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent remeasurement. As the Company has designated the entire convertible financial instrument as FVTPL given the embedded derivate liability that was contained by the convertible financial instrument, the debentures have not been separated into debt and derivative components. The determination of the fair value of the instrument used a combined discount cash flow approach and a Monte Carlo simulation.
Contingencies
From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to profit or loss in that period. The actual results may vary and may cause significant adjustments.
The rebate over the tax claim is subject to inherent uncertainty and could be subject to being denied and clawed back by the Australian Tax office at a future date. The Company expects that a claw back of the rebate is highly unlikely.
Deferred taxes
Significant estimates are required in determining the Company’s income tax provision. Some estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favourable or unfavourable effects on the Company’s future effective tax rate. These include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, and results of tax audits by tax authorities.
Inputs when using Black-Scholes valuation model
The estimates used in determining the private warrant fair values, utilizes estimates made by management in determining the appropriate input variables in the Black-Scholes valuation model. Inputs subject to estimates include volatility, estimated lives and market rates.
Income taxes
Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.
Government grants
Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to them and the government grants will be received. Grants are recognized as income when they are received. The Company has recognized the government grant received during the period as research and development grants as other income in the consolidated statements of loss and comprehensive loss.

5.   Reverse takeover transaction with NCAC
On January 25, 2024 the Company completed the RTO Transaction (See Note 1). As disclosed in Note 4, the RTO Transaction did not constitute a business combination as defined under IFRS 3, Business Combinations, as NCAC is a non-operating entity that does not meet the definition of a business under IFRS 3. The excess of the consideration paid over the net liability acquired together with any transaction costs incurred for the Transaction is expensed as a listing expense in accordance with IFRS 2 Share-Based Payments. The fair value of the consideration paid was determined by the closing trading price ($4.79/share) of the NCAC’s common shares listed on the NASDAQ on January 25, 2024. This was initially estimated by the Company as the opening trading price ($3.55/share) of the Company’s common shares listed on the NASDAQ on January 26, 2024.
Accordingly, upon consummation of the BCA the Company issued 7,794,659 common shares in exchange for the outstanding ordinary shares held by NCAC stockholders.
The calculation of listing expenses is as follows:
Listing Expense
Consideration paid:
Shares issued to NCAC shareholders	7,794,659
Total consideration shares issued	7,794,659
Fair value of the common shares	$4.79
Deemed consideration amount for the common shares issued	$37,336,416
Net identifiable liabilities acquired:
Cash and cash equivalent	$203
Accounts payable and accrued liabilities	$(2,136,505)
NCAC promissory note (Note 11)	$(1,413,529)
Derivative warrant liabilities (Note 10)	$(595,358)
Net liabilities acquired	$4,145,189
Listing expense	$41,481,605
The listing expense has been included in the consolidated statements of net loss and comprehensive loss. Transaction expenses included in the consolidated statements of net loss and comprehensive loss are others costs of $2,461,025 in connection with the RTO Transaction composed of legal, banking, professional fees and costs related to the settlement of carved-out assets and liabilities from Psyence Group. Some payments to brokers and advisors were in the Company’s shares upon RTO at the closing trading price on January 25, 2024 (Refer Note 12).
The change in the estimate of the share price used to determine the fair value of consideration paid resulted in an increase to listing expense by $9,483,945 from the amount previously reported.
6.   Cash, restricted cash and cash equivalents
Cash and cash equivalents include the following amounts:
	March 31, 2024	March 31, 2023
Unrestricted cash held with chartered banks	733,188	1,334,280
Restricted cash	29,611	29,556
Total	762,799	1,363,836

•
unrestricted cash held with chartered banks and

•
the Company entered into a cash collateral agreement with a major chartered bank in Canada with regards to a credit card facility against which the Company deposited Canadian Dollars $40,000 in a guaranteed investment certificate with the bank. Amounts are presented as restricted cash on the statements of financial position.
7.   Equipment
Computer equipment
Cost
At March 31, 2023	—
Additions	5,727
At March 31, 2024	5,727
Accumulated Depreciation
At March 31, 2023	—
Charge for the year	(240)
At March 31, 2024	(240)
Carrying Value
At March 31, 2023	—
At March 31, 2024	5,487
8.   Accounts payable and accrued liabilities
Accounts payable and accrued liabilities include the following amounts:
	March 31, 2024	March 31, 2023
Trade payables	562,352	1,628,143
Accrued liabilities	125,951	162,557
Provisions	66,899	—
Total	755,202	1,790,700
9.   Convertible note liability
On January 15, 2024, in connection with the RTO Transaction (Note 5), the Company and Psyence Biomed II entered into the Securities Purchase Agreement with the Investors and the NCAC Sponsor, relating to up to four senior secured convertible notes obligations under which are guaranteed by certain assets of the Company and Psyence Biomed II, issuable to the Investors at or after the Closing, as the case may be, for the aggregate principal amount of up to $12,500,000 in exchange for up to $10,000,000 in cash subscription amounts (the “Convertible Note Financing”).
The First Tranche Notes, for an aggregate of $3,125,000 principal, were delivered by the Company to the Investors on January 25, 2024, in exchange for an aggregate of $2,500,000 in financing, which occurred substantially concurrently with the consummation of the RTO Transaction. On the original issuance date of the First Tranche Notes, interest began accruing at 8.0% per annum based on the outstanding principal amount of the First Tranche Notes and is payable monthly in arrears in cash or in common shares of the Company at the Conversion Price (as defined below). The maturity date of the First Tranche Note is January 25, 2027.
The price at which the Investors can convert the outstanding principal and interest to the common shares (the “Conversion Price”) is determined as follows: The initial Conversion Price of the First Tranche Notes was $10.00; provided, however, that such Conversion Price is subject to certain adjustments according to the terms and reset dates included in the First Tranche Notes and may be reduced to a Conversion Floor of $1.00, until the First Reset Date (5 days prior the initial Registration Statement is effective), then to $0.50 on the Second Reset Date (3-month anniversary of Closing Date) and no floor thereafter. The

Conversion Price is the lowest volume-weighted average price (“VWAP”) of the shares up until conversion date subject to the conversion floor.
The Company is obligated to make a Make Whole Payment to Investors within thirty-five (35) Trading Days following a Conversion Date if the thirty (30) Day VWAP, starting from the first Trading Date after the conversion, is lower than the Conversion Price. The Make Whole Payment can be made in either cash or Common Shares, at the Company’s discretion, subject to certain conditions.
If the Company elects to settle the Make Whole Payment in Common Shares, it will transfer to the Holder the number of Common Shares (the “Make Whole Shares”) calculated as the difference between (A) the principal amount converted on the Conversion Date divided by the 30 Day VWAP, and (B) the principal amount converted divided by the Conversion Price on the Conversion Date. Alternatively, if the Company chooses to pay in cash, the payment will equal the number of Make Whole Shares multiplied by the 30 Day VWAP.
Total proceeds received were $2,500,000. The Company has designated the entire instrument as FVTPL instrument. The fair value of the convertible notes was estimated using a combined discounted cash flow approach and Monte Carlo simulation with the following assumptions as of March 31, 2024.
Inputs
Share price	1.14
Note principal amount	3,125,000
Prepayment Amount	130%
Discount rate shares	4.43%
Discount rate cash	20.83%
Volatility annual	100%
Volatility daily	6.30%
Risk free annual	4.43%
The fair value was calculated to be $7,657,397 as of March 31, 2024. A fair value loss was recognized of $5,157,397 during the year end March 31, 2024 ($nil, March 31, 2023).
10.   Derivative warrant liabilities
Prior to the RTO Transaction, NCAC had two classes of warrants outstanding, which were assumed by the Company upon completion of the RTO Transaction.
Public Warrants: which had resulted from NCAC’s initial public offering (the “NCAC IPO”) and entitled to registration on the Form F-4 filed in connection with the RTO Transaction. These warrants were listed on Nasdaq Capital Market under the symbol “PBMWW”.
Private Warrants: which had resulted from NCAC’s private placement prior to the NCAC IPO.
As at the Closing Date and March 31, 2024, there were 13,070,000 warrants issued and outstanding, comprised of 12,500,000 Public Warrants and 570,000 Private Warrants. Each warrant is exercisable to purchase one common share at a price of $11.50 per share. As a result of the potential cashless exercise feature included within the indenture of the warrants, the Company has classified the warrants as a liability measured at fair value through profit or loss as they failed to meet the “fixed-for-fixed” requirements prescribed by IAS 32 — Financial Instruments: presentation.
Since the Public Warrants are traded on Nasdaq, their price is observable. The Company valued the Public Warrants using the closing price of PBMWW to measure their fair value.
The Company utilizes a Black-Scholes options valuation model to value the private warrants at each reporting period, with changes in fair value recognized in the statement of net loss and comprehensive loss. The estimated fair value of the warrant liability is determined using Level 2 inputs. Inherent in a Black-Scholes pricing model are assumptions related to expected volatility of the Public Warrants, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on industry historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.
The following table provides quantitative information regarding Level 2 fair value measurements at March 31, 2024:
	Warrant Inputs at January 25, 2024	Warrant Inputs at March 31, 2024
Share price	4.79	1.14
Expected dividend yield	Nil	Nil
Exercise price	11.50	11.50
Risk-free interest rate	4.01%	4.21%
Expected life	5.00	5.00
Expected volatility	17.67%	59.98%
Expiry date	January 25, 2029	January 25, 2029
At March 31, 2024 the fair value of the Public and Private Warrants was $875,000 ($0.07/warrant) (January 25, 2024 – $568,750) and $26,608 ($0.4668/warrant) (January 25, 2024 – $26,608), respectively. A fair value loss of $306,250 was recognized on the statement of net loss and comprehensive loss.
Warrant transactions and the number of warrants outstanding are summarized as follows:
	Public Warrants		Private Warrants
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2023	—	$—	—	$—
Issued	12,500,000	11.50	570,000	11.50
Balance, March 31, 2024	12,500,000	$11.50	570,000	$11.50
The following warrants were outstanding and exercisable at March 31, 2024:
Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable
January 25, 2024	January 25, 2029	$11.50	13,070,000	13,070,000
Balance, March 31, 2024		$11.50	13,070,000	13,070,000
11.   Promissory Notes
On January 25, 2024, the Company issued an unsecured convertible promissory note to Psyence Group Inc. (the “PGI Note”), in the principal amount of $1,610,657, which is equal to the total amount owed to PGI in connection with loans the PGI had previously made to the Company. The PGI Note bears no interest, and (i) $150,000 of the principal balance of the PGI Note was paid on the date of the Closing and (ii) $1,460,657 of the principal balance of the PGI Note will be payable on the date that is the one-year anniversary after the Business Combination, or January 25, 2025. The proceeds from this loan were already received by the Company prior to the acquisition date. This note is convertible into shares at the option of PGI. The conversion price will be mutually agreed upon and such conversion terms will not be less favourable than the below NCAC convertible promissory note. Given that the conversion price is not fixed, the conversion feature has been determined to be an embedded derivative and thus the entire instrument has been designated as FVTPL. The PGI Note upon initial recognition at fair value was $1,418,675. At year end the fair value of the PGI Note was $1,316,236. A fair value loss of $47,561, after factoring in the repayment of $150,000, was included in the consolidated statements of net loss and comprehensive loss relating to the PGI Note.
The fair value of the notes was calculated using a credit adjusted market borrowing rate to determine fair value. Since the PGI Note is from a related party the difference between fair value and the face value of the PGI Note on initial measurement was recognized in other comprehensive loss. Subsequent change in fair value movements is recognized in consolidated statements of net loss and comprehensive loss.
On January 25, 2024, NCAC issued an unsecured convertible promissory note, prior to the closing of the RTO, to the NCAC Sponsor (the “NCAC Replacement Note”), in the principal amount of $1,615,501, which is equal to the total amount owed to Sponsor under certain existing promissory notes previously issued by NCAC to the Sponsor (the “Existing Notes”). The NCAC Replacement Note bears no interest, and (i) $100,000 of the principal balance of the NCAC Replacement Note became owing on the date of the Closing and (ii) $1,515,501 of the principal balance of the NCAC Replacement Note will be payable on the date that is the one-year anniversary after the Business Combination, or January 25, 2025. As at March 31, 2024 the Company had not made payment of the $100,000 owing to the NCAC Sponsor. This note is convertible into shares at the option of NCAC Sponsor. The conversion price will be mutually agreed upon and such conversion terms will not be less favourable than the above PGI convertible promissory note. Given that the conversion price is not fixed, the conversion feature has been determined to be an embedded derivative and thus the entire instrument has been designated as FVTPL. The NCAC Replacement Note upon initial recognition at fair value was $1,413,529. At year end the fair value of the NCAC Replacement Note was $1,474,255. A fair value loss of $60,727 was included in the consolidated statements of net loss and comprehensive loss relating to the NCAC Replacement Note.
The fair value of the notes was calculated using a credit adjusted market borrowing rate.
12.   Share capital
a) Authorized
The Company is authorized to issue an unlimited number of Common Shares, each without par value.
b) Issued and outstanding
As at March 31, 2024, there were 13,390,659 (March 31, 2023 — nil) issued and outstanding Common Shares.
On January 25, 2024, because of the completion of the RTO Transaction, the Company issued 5,000,000 Common Shares to PGI, 7,794,659 to the previous shareholders of NCAC and 596,000 to third party advisors (see Note 5).
Payments to advisors of NCAC was settled in the Company’s shares upon RTO at the closing price. Accounts payable of $2,136,340 acquired from NCAC as part of the RTO transaction was settled through the issuance of 446,000 shares at a fair value of $4.79 per share on January 25, 2024.
An amount of $1,000,000 owing by the Company for services provided in relation to the RTO transaction was settled through the issuance of 150,000 common shares at a fair value of $4.79. A gain on settlement of $281,500 was included in the consolidated statements of net loss and comprehensive loss relating to this advisor settlement.
The prior year equity is the net parent investment which represents the net financings that the Company received from Psyence Group to fund it’s operations through contributions to the clinical trials, cash extended to the Company’s subsidiaries and the net effect of cost allocations from transactions with Psyence Group, all of which did not require repayments.
c) Loss per share
The calculation of basic and diluted loss per share is based on the loss for the year divided by the weighted average number of shares in circulation during the year. In calculating the diluted loss per share, potentially dilutive shares such as options, convertible debt and warrants have not been included as they would have the effect of decreasing the loss per share, and they would therefore be anti-dilutive.
13.   Other income
The Company received a research and development rebate of AUD $1,336,622 ($879,344) from the Australian Taxation office. The Company benefits from the Australian Federal Government’s Research & Development tax incentive program, which provides up to a 43.5% rebate on research and development expenses in Australia.
This rebate represents a government grant aimed at supporting research and development activities. Therefore, in accordance with International Financial Reporting Standards (IFRS), the grant is recognized as income when there is a reasonable assurance that the grant will be received and that the Company will comply with the conditions attached to it. These conditions were satisfied when the Company received the rebate on October 5, 2023.
On August 21, 2023 the Company entered into a loan agreement via its Australian subsidiary Psyence Australia (Pty) Ltd (the “Borrower”), to borrow up to AUD $1,100,000 by way of a secured loan from RH Capital Finance Co., LLC. The Loan is secured by way of a General Security Agreement and company guarantee against the assets of the Borrower and the Company.
The loan was granted to the Borrower after it successfully registered its research and development activities with the Australian Federal Government. The Borrower benefits from the Australian Federal Government’s Research & Development tax incentive program, which provides up to a 43.5% rebate on research and development expenses in Australia. The Loan bears interest at 16% per annum subject to a minimum interest chargeable period of 91 days and is repayable at the earlier of: (a) 21 business days after the notice of assessment (in respect of R&D refunds) is issued by the Australian Taxation Office to the Borrower for the financial year ended June 30, 2023 (b) an event of default and (c) 30 November 2023.
The loan with RH Capital Finance Co., LLC was repaid in full on October 5, 2023 when the Company received the research and development rebate from the Australian Taxation office, which was utilized to settle the loan payable.
$29,697 (March 31, 2023 – $nil) in interest expense was incurred during the year ended March 31, 2024, on this loan. The loan and all outstanding interest was repaid.
14.   Capital management
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of natural health business, to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk level.
The Company manages its capital structure and adjusts it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may obtain additional funding from equity financing, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents on hand.
To facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.
Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the period.
15.   Transactions with related parties
All related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All amounts either due from or due to related parties other than specifically disclosed are non-interest bearing, unsecured and have no fixed terms of repayments. The Company incurred the following transactions with related parties during the years ended March 31, 2024 and March 31, 2023:
Compensation to key management personnel
Key management personnel are those people who have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Directors.
Key Management Personnel	March 31, 2024	March 31, 2023
Short term benefits	465,702	593,729
Share based compensation	233,295	174,782
Total	698,997	768,511
Short term benefits consist of consulting fees, director’s fees, payroll and other benefits paid to key management personnel. Share based compensation is options granted to key management personnel.
16.   Share based compensation
During the year ended March 31, 2024, $317,882 (Year ended March 31, 2023 – $221,287) was recognized for options and restricted stock units (“RSU’s”) granted by Psyence Group under professional and consulting fees expenses and general and administrative expenses on the consolidated statements of net loss and comprehensive loss.
This share-based compensation relates only to the historic carve out pre-combination period and does not relate to options or RSUs in the Company. No share options or RSUs have been issued by the Company post transaction and listing date.
17.   Income tax note
The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2023 – 26.5%) to the effective tax rate is as follows:
	2024	2023
Net Income/(Loss) before recovery of income taxes	(51,159,048)	(3,206,403)
Expected income tax (recovery)/expense	(13,557,148)	(849,679)
Difference in foreign tax rates	966	—
Listing expense	10,992,625	—
Other permanent expenses	2,061,001	—
Change in tax benefits not recognized	502,556	849,679
Income tax (recovery)/expense	—	—
Unrecognized deferred tax asset
Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amounts of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:
Unrecognized deductible temporary differences	2024	2023
Equipment	240	—
Other	124,132	22,035
Non-capital losses carried forward-Canada	1,357,347	—
Non-capital losses carried forward-Australia	164,861	1,699,257
	1,646,580	1,721,292

The Company’s non-capital loss carry forwards will expire as noted in the table below:
Year of expiry	Canada	Australia
2044	1,357,347	—
Indefinite	—	164,861
Total	1,357,347	164,861
18.   Financial instruments and financial risk management
a) Financial instrument classification and fair value measurement
Financial instruments that are recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.
The fair value of hierarchy has the following levels:
•
Level 1 — quoted prices in active markets for identical financial instruments.

•
Level 2 — quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in the markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•
Level 3 — valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The table below presents the carrying value of the Company’s financial instruments:
	Level 1	Level 2	Level 3	Total
Derivative warrant liabilities – private warrants	—	26,608	—	26,608
Derivative warrant liabilities – public warrants	875,000	—	—	875,000
Convertible notes	—	—	7,657,397	7,657,397
NCAC Sponsor promissory note	—	—	1,474,256	1,474,256
PGI promissory note	—	—	1,316,236	1,316,236
Balance, March 31, 2024	875,000	26,608	10,447,889	11,349,497
The face value of the other financial instruments approximates the fair value due to the short-term maturity nature of the financial instruments.
There were no transfers in and out of level 3 during the year.
b) Risk management
In the normal course of business, the Company is exposed to a variety of financial risks: credit risk, liquidity risk, foreign exchange risk and interest rate risk. These financial risks are subject to normal credit standards, financial controls, risk management as well as monitoring. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.
Credit risk
Credit risk arises from cash and cash equivalents held with banks. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses on financial assets. The Company minimizes the credit risk of cash and cash equivalents by depositing with only reputable financial institutions.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through an ongoing review of future commitments and cash balances available. Historically, the Company’s main source of funding has been through investments from its parent. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant equity or debt funding.
The following table set forth the maturity of the contractual obligations as at March 31, 2024 and after
	Carrying Amount	Contractual Cash Flows	Less than 1 year	Between 1 and 3 years
Accounts payable & accrued liabilities	714,182	714,182	714,182	—
Convertible note liability	7,657,397	3,875,000	250,000	3,625,000
Due to NCAC sponsor	1,615,501	1,615,501	1,615,501	—
Due to Psyence Group	1,460,657	1,460,657	1,460,657	—
Total contractual obligations	11,447,737	7,665,340	4,040,340	3,625,000
Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has no significant interest-bearing assets or liabilities and therefore its income and operating cash flows are substantially independent of changes in market interest rates.
Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency.
As at March 31, 2024, a 10% fluctuation in foreign exchange rates would result in a $4,139 impact to net loss and comprehensive loss.
19.   Subsequent Events
The Company has received additional financing of $1,000,000 related to the Second Tranche of convertible notes:
•
On May 31, 2024, the Company received proceeds of $250,000 related to the issuance of the Second Tranche Notes. The principal amount of $312,250 was issued under the same terms as the First Tranche Notes, with interest accruing at 8.0% per annum from the issuance date. The Conversion Price remains subject to adjustment as per the terms outlined in the original Securities Purchase Agreement.

•
On June 17, 2024, an additional $250,000 in proceeds was received by the Company for the issuance of the Second Tranche Notes. The principal amount issued was $312,250, also under the terms consistent with the First Tranche Notes. Interest accrues at 8.0% per annum from the date of issuance, with the Conversion Price subject to the same adjustment mechanisms detailed in the initial agreement.

•
On July 15, 2024, an additional $500,000 in proceeds was received by the Company for the issuance of the Second Tranche Notes. The principal amount issued was $625,000, also under the terms consistent with the First Tranche Notes. Interest accrues at 8.0% per annum from the date of issuance, with the Conversion Price subject to the same adjustment mechanisms detailed in the initial agreement.

These subsequent financings are part of the Convertible Note Financing arrangement entered into in connection with the RTO Transaction.

The Company has received two conversion notices related to the First Tranche of convertible notes:
•
On May 15, 2024, a conversion notice was received for a principal amount of $70,000. This amount converted at a VWAP of $0.5361 per share, resulting in the issuance of 130,572 shares.

•
On June 20, 2024, a second conversion notice was received for a principal amount of $1,072,200. This converted at a VWAP of $0.5361 per share, leading to the issuance of 2,000,000 shares.

Concurrently, the Company issued 86,790 shares on May 15, 2024, and 78,522 shares on June 20, 2024, to cover outstanding interest on the outstanding principal at a VWAP of $0.5361 per share.
These conversions and interest issuances are in accordance with the terms outlined in the Securities Purchase Agreement and are related to the Convertible Note Financing arrangement initiated in connection with the RTO Transaction.
In July, 2024, the Company completed a warrant exchange agreement with an unaffiliated third-party investor of warrants to purchase the Company’s common shares, no par value per share, which warrants are currently trading on Nasdaq. Pursuant to the Warrant Exchange Agreement, the Company issued to the Holder 660,000 Common Shares in exchange for the surrender and cancellation of 660,000 Public Warrants held by the Holder.
On May 16, 2024, the Company issued an additional 178,000 shares to third-party consultants and legal advisors.

PSYENCE BIOMEDICAL LTD
MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of Psyence Biomedical Ltd. and its subsidiaries following the consummation of the Business Combination.
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical condensed consolidated audited financial statements for the years ended March 31, 2023 and March 31, 2024 and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
The numbers presented here have been translated to USD and are presented in USD.
Overview
Psyence Biomedical Ltd. (the “Company” or “PBM”), is the world’s first life science biotechnology company traded on Nasdaq (NASDAQ: PBM) that is focused on the development of botanical (nature derived, or non-synthetic) psilocybin-based psychedelic medicines. The Company is working towards developing safe and effective, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders. The Company is initially focused on mental health disorders in the context of Palliative Care. The Company is currently conducting research through clinical trials to evaluate the safety and effectiveness of natural psilocybin in treating adjustment disorder in patients with an incurable cancer diagnosis in a palliative care context.
Operating Results
Sales and marketing costs
For the year ended March 31, 2024, we incurred sales and marketing costs of $80,603, consisting primarily of expenses for investor relations, travel, conferences, content, promotional materials and website design costs. For the year ended March 31, 2023, sales and marketing costs of $7,029 were incurred, consisting of costs to create awareness of the Company and its activities, due to its recent establishment.
Research and development
For the year ended March 31, 2024, we incurred research and development costs of $954,593 (March 31, 2023: $1,608,895). This consisted of $785,720 (March 31, 2023: $1,373,985) of costs related to the clinical trial for the treatment of adjustment disorder, $167,306 (March 31, 2023: $170,213) for the formulation and licensing of PEX010 and $1,567 (March 31, 2023: $64,697) for general research.
General and administration costs
For the year ended March 31, 2024, we incurred general and administrative costs of $557,904 (March 31, 2023: $366,435), which consisted of bank fees, salaries and wages and operational costs. General and administrative costs increased during the year ended March 31, 2024 in comparison to the year ended March 31, 2023 as result of an increase in payroll related costs.
Professional and consulting fees
For the year ended March 31, 2024, professional and consulting fees totaled $1,158,484 (March 31, 2023: $1,252,510). This consisted of $848,955 (March 31, 2023: $826,550) paid to consultants for business strategies, financial and administrative services, legal fees of $105,962 (March 31,2023: $250,730) paid to legal practitioners for various corporate matters, and $203,567 (March 31, 2023: $175,230) for audit fees.
The professional and consulting fees for the period increased from the preceding year due to the Business Combination.

Other Gains and Losses
For the years ended March 31, 2024 and 2023, the Company earned interest income of $2,134 and $1,554, respectively, and had a foreign exchange loss of $2,696 and foreign exchange gain of $26,912, respectively.
Research and Development Rebate
For the year ended March 31, 2024 the Company received its first R&D rebate from the Australian tax office (ATO). The Company received $879,344 as other income. This amount represents 43.5% of R&D expenditure incurred in Australia which was refunded by the ATO.
Listing Costs
Our securities became listed on Nasdaq in January 2024 through a Business Combination which had the accounting treatment of a reverse take-over. The deemed listing expense associated with the Business Combination was $41,481,605 and other transaction costs incurred was $2,461,026.
Liquidity and Capital Resources
Since incorporation, our operations have been financed from investment by our shareholders, a loan advance based off our eligibility to receive a rebate from the Australian Tax Office and the rebate from the Australian Tax Office. Our main use for liquidity is funding scientific research, clinical studies, salaries and professional and consulting fees. Our ability to fund operations and to make planned cash flows are subject to prevailing economic conditions, regulatory and financial, business, and other factors, some of which are beyond our control.
As of March 31, 2024, we had a cash balance of including restricted cash of $762,799 and negative working capital of $10,978,027.
The Company’s current expenditure obligations include milestone-related commitments for the Phase IIb palliative care clinical trial. The Company expects to continue funding these projects with available cash and cash equivalents, and therefore, is subject to risks including, but not limited to, an inability to raise additional funds through the issuance of equity, debt instruments or similar means of financing to support the Company’s continued development, including operating requirements and to meet its liabilities and commitments at they become due.
The Company has experienced operating losses and cash outflows from operations since incorporation and by nature of its business, will require ongoing financing to continue its research and development operations. The Company’s ability to access both public and private capital is dependent upon, among other things, general and sectoral market conditions and the capital markets generally, market perceptions about the Company and its business operations, and the trading prices of the Company’s securities from time to time. There can be no assurance that additional funds can be raised upon terms acceptable to the Company, or at all, as funding for early-stage companies remain challenging generally.
The Company’s primary capital needs are funds to advance its research and development activities and for working capital purposes. These activities include staffing, pre-clinical studies, clinical trials, professional and consulting fees and general and administrative costs. There are uncertainties regarding the Company’s ability to continue as a going concern. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable for the Company as those previously obtained, or at all.
Research and Development
Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in the statements of net loss and comprehensive loss as incurred.
Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the

Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.
Critical Accounting Estimates
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions concerning the future. Actual results may differ from these estimates. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised. The following are deemed to be critical accounting policies as these require a high level of subjectivity and judgement and could have a material impact on Psyence’s financial statements.
Going concern
Our audited financial statements included elsewhere in this prospectus have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.
Management routinely plans future activities including forecasting future cash flows and forming judgements collectively with directors of the Company.
Judgement is required in determining if the Company’s has sufficient cash reserves, together with all other available information, to continue as a going concern for a period of at least twelve months.
As of March 31, 2024, the Company has concluded that a material uncertainty exists that casts significant doubt about the Company’s ability to continue as a going concern.
Quantitative and Qualitative Disclosures About Financial Instruments and Financial Risk Management
In the normal course of business, the Company is exposed to a variety of financial risks: credit risk, liquidity risk, foreign exchange risk and interest rate risk. These financial risks are subject to normal credit standards, financial controls, risk management, as well as monitoring. Our Board has overall responsibility for the establishment and oversight of the Company’s risk management framework.
Credit risk
Credit risk arises from cash and cash equivalents held with banks. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses on financial assets. The Company minimizes the credit risk of cash and cash equivalents by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.
The Company manages liquidity risk through an ongoing review of future commitments and cash balances available. Historically, the Company’s main source of funding has been through investments from its parent. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant equity or debt funding on terms satisfactory to the Company, or at all.
Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency.

The Company operates internationally and is exposed to foreign exchange risk from the South African Rand, Great British Pound, Australian Dollar and United States Dollar. Foreign exchange risk arises from transactions as well as recognized financial assets and liabilities denominated in foreign currencies.
A 10% adverse change in exchange rate would have resulted in a loss of $4,139 as of March 31, 2024.
Management mitigates the risk of adverse exchange rate movements by holding funds in US dollars.
Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has no significant interest-bearing assets or liabilities and therefore its income and operating cash flows are substantially independent of changes in market interest rates.
Capital Management
The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.
Management reviews its capital management approach on an ongoing basis. The Company considers its shareholders’ equity balance as capital.
Off-Balance Sheet Arrangements
We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of March 31, 2024. We do not participate in transactions that create relationships with entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.
Contractual Obligations
We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.
JOBS Act
On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non- emerging growth companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.
Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of executive compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our IPO or until we are no longer an “emerging growth company,” whichever is earlier.